Exhibit 99.1

Form 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.0	Name and Address of Company

Barrick Gold Corporation (“Barrick” or the “Company)

BCE Place, Canada Trust Tower

Suite 3700 161 Bay Street, P.O. Box 212

Toronto, ON M5J 2S1

1.1	Executive Officer

The following senior officer of Barrick is knowledgeable about the significant acquisition and this report:

Sybil E. Veenman, Senior Vice-President & General Counsel

(416) 307-7470

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Equinox Minerals Limited (“Equinox”) is an international mining company that was dual listed in Canada and Australia on the Toronto Stock Exchange and the Australian Securities Exchange (Symbol: ‘EQN’). Its major mining operations are the 100% owned large scale Lumwana copper mine in Zambia, and the Jabal Sayid Copper-Gold project in Saudi Arabia. Equinox also owns several other advanced exploration projects in Saudi Arabia, including the Jabal Shayban and Jabal Baydan gold-base metal projects, the Lahuf gold project and the Bari porphyry gold-copper project. Equinox’s principal product and source of earnings is copper.

2.2	Date of Acquisition

June 1, 2011.

2.3	Consideration

Pursuant to Barrick’s offer (the “Offer”) to acquire, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (the “Equinox Shares”) of Equinox at a price of C$8.15 per Equinox Share, Barrick acquired beneficial ownership of approximately 83% of the outstanding Equinox Shares (on a fully diluted basis) on June 1, 2011. As of July 20, 2011, Barrick has acquired beneficial ownership of 879,495,876 Equinox Shares, representing 100% of the outstanding Equinox Shares on a fully diluted basis. Barrick paid approximately $7,482 million in total cash consideration for 100% of Equinox.

The purchase cost was funded from Barrick’s existing cash balances and from proceeds from the issuance of long-term debt of $6.5 billion, as described below. In April 2011, Barrick secured a new $2 billion revolving credit facility with an interest rate of LIBOR plus 1.25%. In June 2011 Barrick drew $1 billion on this credit facility. In May 2011, Barrick drew $1.5 billion on our previously existing revolving credit facility, which has an interest rate of LIBOR plus 0.30%. In June 2011, Barrick issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014; $1.1 billion of 2.90% notes due 2016; $1.35 billion of 4.40% notes due 2021; and $850 million of 5.70% notes due 2041.

2.4	Effect on Financial Position

For information on the effect of the acquisition of Equinox on the Company’s financial position, see the pro forma consolidated financial statements of the Company included in schedule A.

Except as described herein, the Company does not presently have plans or proposals for material changes in the business or affairs of the Company or of Equinox which may have a significant effect on the results of operations and financial position of the Company.

Barrick has acquired 100% of the Equinox Shares. The Equinox Shares have been delisted from the Toronto Stock Exchange (“TSX”) and the CHESS Depositary Interests representing the Equinox Shares have been delisted from the Australian Securities Exchange (“ASX”). Barrick intends to cause Equinox to apply to the relevant securities commissions for it to cease to be a reporting issuer in all applicable jurisdictions in Canada.

Barrick is in the process of integrating Equinox, its management, personnel and operations into Barrick’s Australia Pacific regional business unit.

An ongoing review has identified three areas to create additional value at Lumwana and realize the full potential of this asset which will provide the Company with a source of long-term cash flow: operational improvements and efficiencies, a focus on exploration to materially expand the resource and an ongoing evaluation to determine the optimal size of the expansion. In addition, Barrick is advancing an expansion study that could potentially double processing rates in conjunction with the exploration program to better determine the optimal scope of the operation. Barrick expects to spend over $50 million in 2011 as part of an 18 month exploration program to increase the measured and indicated resource as part of the expansion study which is expected to be completed in the second half of 2012. Barrick expects 2011 copper production from Lumwana for the period June to December 2011 to be in the range of 155 million pounds to 175 million pounds.

The Jabal Sayid copper project in Saudi Arabia is expected to enter production in the second half of 2012 at an expected total capital cost of approximately $400 million, of which $275 million remains to be spent. The mine is expected to produce in excess of 100 million pounds annually over its first full five years. Good potential exists for material extensions to known deposits and new discoveries from an ongoing re-evaluation of the entire Jabal Sayid site.

Having acquired 100% of the Equinox Shares, Barrick intends to complete an amalgamation or wind-up that will allow Barrick to apply the tax cost “bump” provided for in paragraph 88(1)(d) of the Income Tax Act (Canada) to increase, to the extent permitted, the adjusted cost base of the shares of Equinox’s directly owned subsidiary corporation that Barrick will acquire on the amalgamation or winding-up.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Prior to the acquisition, Equinox was not an informed person, associate or affiliate of Barrick.

2.7	Date of Report

August 2, 2011.

ITEM 3	FINANCIAL STATEMENTS

The following financial statements are included as schedules to this Business Acquisition Report:

Schedule A

Unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 of Barrick in accordance with United States generally accepted accounting principles (“US GAAP”) and the unaudited pro forma condensed consolidated balance sheet as at March 31, 2011 and the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2011 in accordance with International Financial Reporting Standards (“IFRS”).

Schedule B

Audited consolidated financial statements of Equinox for the years ended December 31, 2010 and 2009; and

Schedule C

Unaudited interim consolidated financial statements of Equinox for the three months ended March 31, 2011.

DATED at Toronto, Ontario this 2nd day of August, 2011.

by (signed) Sybil E. Veenman

Sybil E. Veenman

Senior Vice-President & General Counsel

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included herein, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); the ability of the Company to complete or successfully integrate an announced acquisition proposal; legislative, political or economic developments in the jurisdictions in which the Company carries on business, including Zambia and Saudi Arabia; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Schedule A

Unaudited Pro Forma Condensed Consolidated Financial Statements of Barrick Gold Corporation

For the year ended December 31, 2010 (prepared in accordance with US GAAP)

As at and for the 3 months ended March 31, 2011 (prepared in accordance with IFRS)

Barrick Gold Corporation (“Barrick”) prepares their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Prior to the adoption of IFRS, our consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“US GAAP”). As a result, we have prepared the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 in accordance with US GAAP and the unaudited pro forma condensed consolidated balance sheet as at March 31, 2011 and the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2011 in accordance with IFRS.

BARRICK GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2010

(in USD millions)	Historical
	Barrick (US GAAP)	Equinox (CDN GAAP)	Pro Forma Adjustments	Notes		Pro Forma Consolidated (US GAAP)
Sales	$10,924	$942				$11,868
Costs and expenses
Cost of sales	4,201	337	83	(A	)	4,621

Amortization and accretion	1,196	76	61	(B	)	1,333
Corporate administration	154	22				176
Exploration	180	6				186
Project development expense	153	—				153
Other expense	463	58				521

	6,347	499	144			6,990

Interest income	14	—	(4)	(C	)	10
Interest expense	(121)	(37)	(73)	(D	)	(299)
			(68)	(D	)
Other income	124	—				124
Impairment charges	(7)	—				(7)

	10	(37)	(146)			(172)

Income (loss) from continuing operations before taxes and other items	4,587	406	(289)			4,704
Income tax expense	(1,370)	(137)	90	(E	)	(1,417)
Loss from equity investees	(41)	—				(41)

Income (loss) from continuing operations before non-controlling interests	3,176	269	(199)			3,246
Income from discontinued operations	121	—				121

Income (loss) before non-controlling interests	3,297	269	(199)			3,367
Non-controlling interests	(23)	(1)				(24)

Net income (loss)	$3,274	$268	$(199)			$3,343

Earnings per share data
Net income (loss)
Basic	$3.32	$0.38		(F	)	$3.39
Diluted	$3.28	$0.37		(F	)	$3.35
Weighted average shares outstanding:
Basic	987	710				987
Diluted	997	722				997

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1 – Basis of presentation

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 (hereinafter, the “pro forma statement of income”) gives effect to the acquisition by Barrick of Equinox Minerals Limited (“Equinox”) as if the acquisition took place on January 1, 2010. The pro forma statement of income has been prepared by Barrick management in accordance with US GAAP.

The pro forma statement of income for the year ended December 31, 2010 has been derived using the following information:

a)	the audited consolidated financial statements of Barrick for the year ended December 31, 2010 prepared in accordance with US GAAP;

b)	the audited consolidated financial statements of Equinox for the year ended December 31, 2010 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”); and

c)	such other supplementary information as was considered necessary to reflect the acquisition in the pro forma statement of income.

The pro forma statement of income has been prepared for illustrative purposes only to show the effect of the acquisition. The pro forma statement of income reflects that Barrick has acquired all of Equinox’s outstanding shares and that all in-the-money Equinox stock options were exercised and included in the total outstanding Equinox shares.

The pro forma statement of income is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the transaction will likely differ from those recorded in the pro forma statement of income. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma statement of income for the year ended December 31, 2010 are those set out in Barrick’s audited consolidated financial statements for the year ended December 31, 2010. Equinox’s historical financial information was prepared in accordance with Canadian GAAP, which differs in certain material respects from US GAAP. In preparing the pro forma statement of income, a review was undertaken to identify Equinox accounting policy differences that could have a material impact. No such material differences were identified.

The pro forma statement of income should be read in conjunction with the historical consolidated financial statements of both Barrick and Equinox for the year ended December 31, 2010. Certain of Equinox’s assets, liabilities, income and expenses have been reclassified to conform to Barrick’s consolidated financial statement presentation.

Note 2 – The Acquisition

Barrick has acquired all of the issued and outstanding common shares of Equinox (including the shares represented by Equinox’s CHESS Depositary Interests) for C$8.15 per Equinox share in cash. Upon completion of the acquisition, all outstanding Equinox stock options deferred share units and restricted share units vested and have been included the acquisition cost below.

The acquisition by Barrick of Equinox has been accounted for under US GAAP using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Equinox’s net reported assets at their estimated fair values at January 1, 2010 for the pro forma statement of income, and the subsequent accounting for Equinox as a wholly owned subsidiary.

The purchase price of the acquisition is as follows:

($ millions)
Cash paid to Equinox shareholders in June	$6,958
Cash paid to EQN NCI in July	268
Shares previously acquired	131
Payment to Equinox employees upon change of control	125

Total acquisition cost	$7,482

Barrick has performed a preliminary allocation of the purchase price to the assets and liabilities acquired. There will be adjustments to the estimated fair values as the valuation work is finalized, which we expect to complete by the end of 2011.

Note 3 – Pro forma assumptions and adjustments

The pro forma statement of income for the year ended December 31, 2010 gives effect to the business combination of Barrick and Equinox as if such combination occurred on January 1, 2010. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Equinox occurred on January 1, 2010, nor is it necessarily indicative of future consolidated operating results.

The pro forma statement of income does not reflect and does not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or (iv) changes in commodity prices subsequent to the date of the pro forma statement of income.

The pro forma statement of income includes the following pro forma assumptions and adjustments:

A)	An adjustment to reflect in the costs of sales the fair value increment relating to inventories that would have been sold by the end of 2010.

B)	An adjustment to reflect the amortization of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

C)	A decrease in interest income of $4 million resulting from the reduction in Barrick’s cash and equivalents balance as a result of the proposed acquisition.

D)	An increase in interest expense of $141 million, which reflects the effects on interest costs of the increase in debt outstanding of $6.5 billion, net of amounts capitalized.

E)	A decrease in income tax expense of $90 million to reflect the tax effect of the pro forma adjustments.

F)	Pro forma EPS Calculation –

Net Income – Barrick	$3,274
Net Income – Equinox	268
Pro Forma Adjustments	(199)

Pro Forma Consolidated Net Income	3,343

Weighted average shares outstanding
Basic	987
Diluted	997
Pro forma earnings per share
Basic	3.39
Diluted	3.35

BARRICK GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

MARCH 31, 2011

	Historical
(in USD millions)	Barrick (IFRS)	Equinox (IFRS)	Pro Forma Adjustments	Notes		Pro Forma Consolidated (IFRS)
ASSETS
Current Assets
Cash and equivalents	$4,443	$171	$(983)	(A	)	$3,594
			(37)	(B	)
Restricted cash	—	3				3
Accounts receivable	315	124				439
Inventories	1,808	116	83	(C	)	2,007
Other current assets	1,125	—				1,125

Total current assets	7,691	414	(937)			7,168

Restricted cash	—	27				27
Investments	194	3				197

Investment in affiliates	407	—				407
Property, plant and equipment, net	18,772	2,677	2,990	(C	)	24,439

Intangible assets	479	—				479
Deferred income tax assets	585	—				585
Other assets	1,812	—				1,812
Goodwill	6,099	—	3,389	(D	)	9,488

Total assets	$36,039	$3,121	$5,442			$44,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,455	$131				$1,586
Current portion of long-term debt	14	122				136
Current income tax liabilities	738	9				747
Other current liabilities	323	177				500

Total current liabilities	2,530	439	—			2,969

Long-term debt	6,772	275	6,500	(A	)	13,564
			17	(C	)
Provisions	1,862	7	(7)	(A	)	1,862
Other long-term obligations	563	42				605
Deferred income tax liabilities	2,011	427	900	(C	)	3,338

Total liabilities	13,738	1,190	7,410			22,338

SHAREHOLDERS’ EQUITY
Capital stock	17,845	1,749	(1,749)	(E	)	17,845
Retained earnings	1,492	171	(171)	(E	)	1,455
			(37)	(B	)
Accumulated other comprehensive income	834	—	—	(E	)	834
Other	314	11	(11)	(E	)	314

Total equity attributable to Barrick Gold Corp shareholders	20,485	1,931	(1,968)			20,448

Non-controlling interest	1,816	—	—			1,816

Total equity	22,301	1,931	(1,968)			22,264

Total liabilities and equity	$36,039	$3,121	$5,442			$44,602

BARRICK GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(in USD millions)	Historical
	Barrick (IFRS)	Equinox (IFRS)	Pro Forma Adjustments	Notes		Pro Forma Consolidated (IFRS)
Sales	$3,090	$211				$3,301
Costs and expenses
Cost of sales	1,357	113	12	(F	)	1,482
Corporate administration	42	6	(1)	(A	)	47
Exploration and evaluation	65	2				67
Other expense	130	73				203
						—

	1,594	194	11			1,799

Other income	72	—				72
Income (loss) from equity investees	1	—				1
Gain (loss) on non-hedge derivatives	(31)	—				(31)

Income (loss) before finance items and income taxes	1,538	17	(11)			1,544

Finance income	3	—	(1)	(G	)	2
Finance costs	(32)	(12)	(17)	(G	)	(83)
			(22)	(H	)

Income (loss) before income taxes	1,509	5	(51)			1,463
Income tax expense	(494)	(26)	17	(I	)	(503)

Net income (loss)	$1,015	$(21)	$(34)			$960

Attributable to:
Equity holders of Barrick Gold Corp	$1,001	$(21)	$(34)			$946
Non-controlling interest	14	—				14

Earnings per share data
Net income (loss)
Basic	$1.00	$(0.02)		(J	)	$0.95
Diluted	$1.00	$(0.02)		(J	)	$0.95
Weighted average shares outstanding:
Basic	999	874				999
Diluted	1,001	885				1,001

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2011

Note 1 – Basis of presentation

The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of income (hereinafter, the “pro forma balance sheet” and “pro forma statement of income”, respectively, and collectively the “pro forma financial statements”) as at and for the three months ended March 31, 2011 give effect to the acquisition by Barrick of Equinox as if the acquisition took place on January 1, 2010 for the pro forma statement of income and March 31, 2011 for the pro forma balance sheet. The pro forma financial statements have been prepared by Barrick management in accordance with IFRS.

The pro forma financial statements as at and for the three months ended March 31, 2011 have been derived using the following information:

a)	the unaudited interim consolidated financial statements of Barrick as at and for the three months ended March 31, 2011 prepared in accordance with IFRS;

b)	the unaudited interim consolidated financial statements of Equinox as at and for the three months ended March 31, 2011 prepared in accordance with IFRS; and

c)	such other supplementary information as was considered necessary to reflect the acquisition in the pro forma financial statements.

The pro forma financial statements have been prepared for illustrative purposes only to show the effect of the acquisition. The pro forma financial statements reflects that Barrick has acquired all of Equinox’s outstanding shares and that all in-the-money Equinox stock options were exercised and included in the total outstanding Equinox shares.

The pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the transaction will likely differ from those recorded in the pro forma financial statements. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma financial statements as at and for the three months ended March 31, 2011 are those set out in Barrick’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify Equinox accounting policy differences that could have a material impact in the pro forma financial statements. No such material differences were identified.

The pro forma financial statements should be read in conjunction with the unaudited interim consolidated financial statements of both Barrick and Equinox as at and for the three months ended March 31, 2011. Certain of Equinox’s assets, liabilities, income and expenses have been reclassified to conform to Barrick’s consolidated financial statement presentation.

Note 2 – The Acquisition

Barrick has acquired all of the issued and outstanding common shares of Equinox (including the shares represented by Equinox’s CHESS Depositary Interests) for C$8.15 per Equinox share in cash. Upon completion of the acquisition, all outstanding Equinox stock options deferred share units and restricted share units vested and have been included the acquisition cost below.

The acquisition by Barrick of Equinox has been accounted for under IFRS using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Equinox’s net reported assets at their fair values at January 1, 2010 for the pro forma statement of income, and the subsequent accounting for Equinox as a wholly owned subsidiary.

The purchase price of the acquisition is as follows:

($ millions)
Cash paid to Equinox shareholders in June	$6,958
Cash paid to EQN NCI in July	268
Shares previously acquired	131
Payment to Equinox employees upon change of control	125

Total acquisition cost	$7,482

Barrick has performed a preliminary allocation of the purchase price to the assets and liabilities acquired. There will be adjustments to the estimated fair values as the valuation work is finalized, which we expect to complete by the end of 2011.

Note 3 – Pro forma assumptions and adjustments

The pro forma statement of income for the three months ended March 31, 2011 gives effect to the business combination of Barrick and Equinox as if such combination occurred on January 1, 2010. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Equinox occurred on January 1, 2010, nor is it necessarily indicative of future consolidated operating results.

The pro forma balance sheet as at March 31, 2011 gives effect to the business combination of Barrick and Equinox as if such combination occurred on March 31, 2011. The pro forma balance sheet is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position of the combined companies.

The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or (iv) changes in commodity prices subsequent to the date of the pro forma financial statement of income.

The pro forma financial statements include the following pro forma assumptions and adjustments:

A)	A net decrease in cash and equivalents of $983 million, resulting from an outflow of $7.482 billion, which represents cash consideration paid, and an inflow of $6.5 billion in new debt. It also reflects a decrease in the long-term compensation liabilities of $7 million and corresponding increase in cash outflows which reflects the pay out of historical stock-based compensation granted to employees of Equinox.

B)	A decrease in cash and cash equivalents of $37 million which reflects the estimated transaction costs associated with the acquisition of Equinox. As the acquisition-related transaction costs are not expected to have a continuing impact on the combined company’s results, the amount was recorded as a decrease to retained earnings.

C)	An increase in property, plant and equipment of $2,990 million, inventory of $83 million, deferred tax liabilities of $900 million and debt of $17 million to reflect the fair value increments identified in the preliminary purchase price allocation.

D)	An adjustment to reflect goodwill of $3,389 million.

E)	An adjustment to reflect the elimination of Equinox’s historical shareholders’ equity accounts.

F)	An increase in cost of sales of $12 million to reflect the depreciation of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

G)	An increase in interest expense of $17 million, which represents the interest cost on the $6.5 billion of new debt outstanding as well as a reduction in interest income of $1 million resulting from the decrease in cash and equivalents.

H)	An increase of $22 million in interest expense, which reflects a decrease in the amount of interest eligible for capitalization.

I)	A decrease in income tax expense of $17 million to reflect the tax effect of the pro forma adjustments.

J)	Pro forma EPS calculation –

Net Income – Barrick	$1,001
Net Income – Equinox	(21)
Pro Forma Adjustments	(34)

Pro Forma Consolidated Net Income	946

Weighted average shares outstanding
Basic	999
Diluted	1,001

Pro forma earnings per share
Basic	0.95
Diluted	0.95

Schedule B

EQUINOX MINERALS LIMITED

Consolidated Financial Statements

31 December 2010 and 2009

Expressed in thousands of US dollars, except where indicated

EQUINOX MINERALS LIMITED

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited (“the Company”) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfils its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors’ report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Craig Williams	Mike Klessens
PRESIDENT AND CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
March 9, 2011

EQUINOX MINERALS LIMITED

Auditors’ Report to the Shareholders of Equinox Minerals Limited

To the Shareholders of Equinox Minerals Limited

We have audited the accompanying consolidated financial statements of Equinox Minerals Limited and its subsidiaries (“the Group”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers

Perth, Australia

March 9, 2011

EQUINOX MINERALS LIMITED

CONSOLIDATED BALANCE SHEETS

As at December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
ASSETS
Current Assets
Cash and cash equivalents		319,476	109,130
Restricted cash	8	3,337	—
Accounts receivable	6	166,342	134,193
Prepayments		13,640	16,080
Inventories	7	98,826	67,428

		601,621	326,831
Restricted cash	8	22,287	26,164
Property, plant and equipment	9	2,548,211	1,102,773
Exploration and evaluation	10	66,000	—
Other financial assets	11	4,176	1,906

		3,242,295	1,457,674

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		119,714	62,504
Current portion of long term debt	13	113,981	113,229
Current portion of finance leases	19	9,228	9,339
Current portion of derivative instruments	12	41,966	85,179
Current other liabilities	16	256,236	160

		541,125	270,411
Long term debt	13	285,052	405,423
Finance leases	19	10,515	16,762
Income tax provision		8,960	6,727
Future income tax liability	5	401,048	5,938
Asset retirement obligation	14	10,500	7,504
Long term compensation	15	6,648	2,469
Derivative instruments	12	—	22,131
Other payables	16	3,222	39,737

		1,267,070	777,102

SHAREHOLDERS’ EQUITY
Share capital	17	1,642,127	737,838
Retained earnings/(deficit)		194,385	(74,720)
Contributed surplus		15,192	15,966
Accumulated other comprehensive income		3,535	1,488
Transactions with owners reserve	18	(11,344)	—
Non-controlling interest		131,330	—

		1,975,225	680,572

Commitments for expenditure	19	3,242,295	1,457,674

Contingencies	20

APPROVED BY THE BOARD

Craig Williams, Director	Peter Tomsett, Director

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Copper sales revenue		1,046,787	531,962
Smelter treatment charges		(104,361)	(63,483)

Net sales revenue		942,426	468,479
Direct and indirect mining costs		308,292	212,016
Amortization and depreciation		75,742	46,688
Royalties		29,434	14,114

Cost of sales		413,468	272,818

		528,958	195,661

Expenses
Derivative loss		27,264	329,826
Exploration costs		6,010	5,119
Other operating costs		7,652	5,870
General and administration		21,700	10,241
Financing costs	4	37,592	76,871
Long term compensation expense		4,675	3,474
Other expense	3	7,392	4,223
Citadel acquisition costs	18	10,180	—

		122,465	435,624

Profit/(loss) before income tax		406,493	(239,963)
Income tax (expense)/benefit	5	(137,388)	56,900

Net income/(loss) for the period		269,105	(183,063)

Profit/(loss) is attributable to:
Owners of Equinox Minerals Limited		268,705	(183,063)
Non-controlling interest		(600)	—

		268,105	(183,063)

Basic earnings/(loss) per share		0.38	(0.27)
Diluted earnings/(loss) per share		0.37	(0.27)
Weighted basic average number of shares outstanding (000’s)		710,209	670,385
Weighted diluted average number of shares outstanding (000’s)		721,714	683,665

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2010 and 2009

	2010	2009
	$000	$000
Net Income/(Loss)	269,105	(183,063)
Other comprehensive income
Net unrealized gains on available-for-sale securities	2,047	1,500

Total comprehensive income/(loss)	271,152	(181,563)

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Share capital
Balance at start of period		737,838	581,477
Issue of shares		898,424	148,325
Share issue costs		—	(7,356)
Conversion of stock options		5,865	15,392

Balance at end of period		1,642,127	737,838

Retained earnings/(deficit)
Balance at start of period		(74,720)	108,343
Income/(loss) for the period		269,105	(183,063)

Balance at end of period		194,385	(74,720)

Contributed surplus
Balance at start of period		15,966	20,400
Stock based compensation		1,831	2,516
Transferred to share capital on conversion of stock options		(2,117)	(6,424)
Forfeited stock options		(488)	(526)

Balance at end of period		15,192	15,966

Transactions with owners reserve
Balance at the start of period		—	—
Transactions with owners	18	(11,344)	—

Balance at the end of period		(11,344)	—

Accumulated other comprehensive income/(loss)
Balance at start of period		1,488	(12)
Net unrealized gains on available-for-sale securities		2,047	1,500

Balance at end of period		3,535	1,488

Total equity attributable to the shareholders of the Company		1,843,895
Non-controlling interest at the date of transaction	18	548,531	—
Net loss attributable to non-controlling interest		(600)	—
Other decrease in non-controlling interest		(416,601)	—

Total equity at end of period		1,975,225	—

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Cash flows (used in)/provided by operating activities
Income/(loss) for the period		269,105	(183,063)
Items not affecting cash:
Amortization and depreciation		81,272	50,179
Unrealized foreign exchange loss		1,363	787
Income tax expense/(benefit)	5	137,388	(56,900)
Amortisation of financing costs		7,432	24,274
Long term compensation expense		5,522	4,189
Mark-to-market changes in derivative instruments	12	27,264	329,826
(Payments)/proceeds from settlement of derivative instruments	12	(92,608)	34,163
Accretion expense		524	372
Deferred payments		2,202	30,163

Changes in non-cash working capital
Increase in accounts payable and accrued liabilities		76,127	9,488
Increase in inventories		(22,916)	(39,954)
Increase in accounts receivable and prepayments		(25,673)	(108,395)

		467,002	95,129

Cash flows (used in)/provided by financing activities
Issue of share capital	17	3,750	157,293
Share issue costs	17	—	(7,356)
Payments of loan origination fees and break fees		(32,847)	—
Proceeds from borrowings		275,701	4,470
Repayment of borrowings		(370,064)	(139,323)
Finance lease principal repayments		(10,276)	(2,443)

		(133,736)	12,641

Cash flows (used in)/provided by investing activities
Decrease/(increase) in restricted cash		271	(88)
Payments for property, plant and equipment		(117,733)	(50,164)
Payments for acquisition of subsidiary, net of cash acquired		(3,725)	—

		(121,187)	(50,252)

Net increase/(decrease) in cash and cash equivalents		212,079	57,518
Cash and cash equivalents—start of period		109,130	51,327
Effects of rate changes on cash held in foreign currencies		(1,733)	285

Cash and cash equivalents—end of period		319,476	109,130

Total interest payments made		28,918	44,121

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

1.	BASIS OF PREPARATION

The preparation of the financial statements is in accordance with the requirements of Canadian generally accepted accounting principles (“Canadian GAAP”). Equinox Minerals Ltd (“EQN” or the “Company”) is engaged in the production of copper, and related mining activities including exploration within Zambia and Saudi Arabia.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Adoption of New Accounting Standards

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations and is the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. The implementation of section 1582 will impact on how prospective business combinations are accounted for, including the application of fair value measurements, the recognition and measurement of goodwill or gain from a bargain purchase, and the expensing of acquisition related costs. This standard applies prospectively to business combinations for which acquisition date is on or after January 1, 2011 with early adoption permitted.

An entity early adopting Section 1582 must also apply Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”, which require the non-controlling interests to be included in the equity section.

Equinox has elected to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010, on a prospective basis only, to be in alignment with IFRS. The implementation of these sections has impacted the recording of the Citadel business combination transaction and will impact the recording of future business combinations as well as any non-controlling interests in a subsidiary.

(b)	Principles of Consolidation

The consolidated financial statements are presented in US dollars. The consolidated financial statements incorporate the assets, liabilities and results of all entities in which the Company holds a controlling interest. Control is established by the Company’s ability to determine strategic, operating, investing and financing policies without the co-operation of others. The effects of all transactions between entities in the consolidated group are eliminated in full. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of income from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgement is applied include reserve and resource estimation, employee stock options, future income taxes, fair values of derivative instruments, asset retirement obligations, exploration and evaluation activities and contingent liabilities. Actual results may differ from those estimates.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(d)	Income Taxes

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement carrying amounts and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(e)	Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to an exploration project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company’s rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company’s title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units-of-production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Where impairment indicators are present management assesses the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management’s estimate of fair value is subject to risks and uncertainties affecting the recoverability of the Company’s investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of mineral properties, deferred exploration and evaluation costs.

(f)	Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

(g)	Revenue

Revenue from sales of copper concentrate is recorded net of smelter treatment charges and deductions. Copper products are sold under pricing arrangements whereby final prices are determined at a specified future date based on market copper prices. Revenue is recognised when title and risk pass to the customer using forward prices for the expected date of final settlements. Changes between the price recorded upon recognition of revenue and the final price due to fluctuations in copper market prices result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value, with changes in fair value classified as a component of revenue.

(h)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Interest and financing costs that relate to the project and are incurred during the construction period are capitalized. The cost of each item of buildings, fixed plant, mobile machinery and equipment is written off over its expected useful life. Either the units-of-production or straight-line method may be used. The units-of-production basis results in an amortization charge proportional to the reduction of the proven and probable reserves. Each item’s economic life has due regard to both its own physical life limitations and to present assessments of the proven and probable reserve resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, fixed plant and mobile machinery and equipment, with annual reassessments for major items.

Mine property, plant and equipment depreciation is calculated using the units-of-production method or on a straight-line basis over the estimated useful life of the asset if the asset’s useful life is less than the life of mine. The useful lives for each asset category of property, plant and equipment are detailed in the table below:

Asset Category	Useful life
Mine Development	Units-of-Production
Process Plant	Units-of-Production
Mining Mobile Equipment	10 years
Ancillary Mobile Equipment	6 -10 years
Buildings & Infrastructure	10 -15 years
Light Vehicles	5 years
Office Equipment	3 years

Major spares purchased specifically for particular plant are capitalized and depreciated on the same basis as the plant to which they relate.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable based on future undiscounted cash flows. When assets are determined to be impaired, recorded asset values are revised

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

to fair value and an impairment loss is recognized. This fair value is determined based on discounted cash flows, with the impairment loss being calculated as the excess of the carrying amount over the fair value.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is depreciated over its expected useful life. Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion, the asset is amortized on a units-of-production basis.

(i)	Derivatives and Hedging

The Company periodically enters into derivative instruments to mitigate exposures to copper commodity prices. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

Cash flow hedges are recognised initially at fair value, and attributable transaction costs are recognized in the income statement when incurred. Subsequent to initial recognition, changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recognized in other comprehensive income is immediately transferred to the income statement.

Fair values for derivative instruments held for trading are determined using valuation techniques. Valuations use assumptions based on market conditions existing at the balance sheet date. Realized gains and losses are recorded as a component of operating cash flow.

(j)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue. It excludes cash subject to restrictions under long term debt facilities.

(k)	Earnings per Share

Basic earnings per share is determined by dividing the net profit/(loss) by the weighted average number of ordinary shares outstanding during the financial period. Diluted earnings per share is calculated using the “treasury stock” method. Under this method, dilution is calculated based upon the net number of common shares issued, assuming “in the money” options were exercised and the proceeds used to repurchase common shares at a weighted average market price.

(I)	Asset Retirement Obligations

The Company records asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

(m)	Long-term debt

Long-term debt instruments are initially recognized at fair value, net of debt issuance costs incurred. Debt instruments are subsequently valued at amortized cost. Debt issue costs are included in the balance of the underlying debt and amortized using the effective interest rate method.

(n)	Stock-based Compensation

The Company may issue stock based compensation to directors, employees and external parties under the terms of its stock option plans, deferred share unit (“DSU”) plan and restricted share units (“RSU”) plan. The Company expenses the intrinsic value of stock options granted over the applicable vesting period. DSU’s vest immediately and the initial intrinsic value is recognised as directors’ fees within general and administrative costs in the consolidated statement of income. RSU’s vest on the third anniversary of their grant date and the initial intrinsic value is recognised within general and administrative costs in the consolidated statement of income.

Stock options granted to directors, employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 2 (d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. Cash received from the exercise of options for common shares is credited to share capital.

The fair value of DSU’s at grant date is determined by reference to the average market share price of the Company over the five trading days immediately preceding the date of grant. Changes in their fair value are recorded in other income/expenses. The fair value of DSU’s is marked to the quoted market share price of the Company at each reporting date.

The fair value of RSU’s at grant date is determined by reference to the average market share price of the Company over the twenty trading days immediately preceding the date of grant. Changes in their fair value are recorded in other income/expenses. The fair value of RSU’s is marked to the quoted market share price of the Company at each reporting date.

(o)	Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provisions for impairment. Trade receivables are generally due for settlement within 180 days. The collectability of trade receivables is reviewed on an ongoing basis. Accounts which are known to be uncollectible are written off. A provision for impairment is raised when there is evidence that the Company will not be able to collect all amounts due.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(p)	Inventories

Inventories of broken ore and concentrate are physically measured or estimated and valued at the lower of cost and net realizable value. Cost represents weighted average cost and includes direct costs and an appropriate portion of fixed and variable overhead expenditure, including depreciation and amortization.

Inventories of consumable supplies and spare parts to be used in production are valued at weighted average cost. Obsolete or damaged inventories are valued at net realizable value. A regular and ongoing review is undertaken to establish the extent of surplus items, and a provision is made for any potential loss on their disposal.

(q)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 90 days of recognition.

(r)	Investments

Available-for-sale	investments

Investments are classified as available-for-sale and recorded at fair value. Changes in their fair value net of tax are recorded in other comprehensive income. The change in fair value of an investment appears in net income only when it is sold or impaired. Valuations of the investments have been determined based on a hierarchy of valuation principles, which have been applied based on publicly available information. The valuation approach applied is as follows:

•	Fair values of instruments traded in active markets are based on quoted market prices at the reporting date.

•

Where instruments are not traded in an active market, fair value is determined using valuation techniques taking into account market information for financial instruments with similar characteristics as the underlying instrument being valued.

•

Where there is no comparable market information to determine the fair value of the instrument, fair value is calculated using other techniques, such as estimated discounted cash flows using contractual terms of the instrument, discount rates considered appropriate for the credit risk of the instrument and the current volatility in the market place.

When information or events indicate other than a temporary decline in value, the impairment loss is taken to the income statement in the period in which such events occur. Impairment losses recognized in net income for an equity financial instrument classified as available for sale are not reversed. Impairment losses on available-for-sale debt financial instruments are reversed in the income statement when the events or circumstances leading to the impairment subsequently reverse.

(s)	Business combination

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given,

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Acquisition costs are as expensed as incurred, and included in non-operating expenses.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Subsequent to acquisition date, transactions with non-controlling interests that do not result in a loss of control are accounted for as transactions with equity owners of the group. Any difference between the amount of the adjustment to the non-controlling interest and any consideration paid or received is recognised as a separate reserve within equity.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(t)	Contingent liability

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the quantities. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(u)	Recent accounting pronouncements

Financial Instruments

The CICA issued Handbook Section 3855, “Financial Instruments”, which clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This is effective for fiscal years beginning on or after January 2011. Equinox does not expect this to have any impact on the financial statements in the future.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(v)	Future Accounting Changes

The Accounting Standards Board (AsSB) confirmed in February 2008 that Canadian publicly accountable enterprises will be required to report in accordance with International Financial Reporting Standard (IFRS) for financial reporting periods beginning on or after January 1, 2011. Equinox will prepare its first financial statements under IFRS for the interim period ended March 31, 2011.

3.	OTHER EXPENSES

	2010	2009
	$000	$000
Foreign exchange loss	1,573	1,864
Interest expense/(income)	260	(642)
Town costs	5,902	3,119
Other income	(343)	(118)

Total other expenses	7,392	4,223

4.	Financing costs

	2010	2009
	$000	$000
Finance fees	34,553	74,442
Other	3,039	2,429

Total financing costs	37,592	76,871

5.	INCOME TAX

(a)	Income tax (expense)/benefit

The income taxes shown in the consolidated statement of income differ from the amounts obtained by applying statutory rates to the earnings before provision for incomes taxes due to the following:

	2010	2009
	$000	$000
Profit/(loss) from ordinary activities before income tax	406,493	(239,963)

Income taxes at Canadian statutory rates—33.0% (2008: 33.5%)	(134,143)	79,188
Difference in tax rates	12,805	(8,194)
Non-deductible expenses	(5,159)	(12,668)
Tax benefits not recognized	(10,838)	(2,894)
Under/over’s from prior years	(53)	1,468

Income tax benefit/(expense) for the period	(137,388)	56,900

Comprising:
Future income tax (expense)/benefit	(137,335)	55,432
Prior year (over)/under provisions	(53)	1,468

	(137,388)	56,900

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Management estimate the Company’s tax losses carried forward at December 31, 2010 where no income tax benefit has been brought to account are $93.8 million (2009: $48.4 million). No income tax benefit has been brought to account in respect of these losses, as this benefit is not considered more likely than not to be realized.

The GRZ enacted a number of changes to the Zambian tax regime, particularly in relation to mining companies on April 1, 2008. This includes changes to the tax treatment that would increase corporate tax from 25% to 30%, the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a Variable profit tax’, a 15% export tax on concentrate, a ‘windfall tax’ and treatment of hedging income as separate source income.

On January 30, 2009, the Minister of Finance of the GRZ announced changes to the 2009 budget which included the abolition of a number of changes enacted in 2008, including the removal of the windfall tax, 15% export tax and the hedging activity quarantine provisions.

In 2005 the Company entered into a Development Agreement with the GRZ for its Lumwana Mine which provides LMC with a 10 year stability period in the regulatory environment, including taxation. The Development Agreement provides LMC with the right to full and fair compensation for any loss, damages or costs incurred by LMC by reason of GRZ’s failure to comply with the tax stability guarantees set out in the Development Agreements and rights of independent arbitration in the event of any dispute.

Following local and international legal advice, the Company believes that the compensation rights under the Development Agreement prevail notwithstanding the changes to the Zambian tax regime enacted on April 1, 2008. Until it has resolved the uncertainty surrounding the application of the Development Agreement, the Company has accounted for its taxation balances, in the current year, on the basis of the enacted legislation.

(b)	Future income tax liability

The Company records future income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in the balance sheet and their tax bases. The measurement and recognition of future income tax assets and liabilities takes into account: enacted (and substantively enacted) rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009
	$000	$000
Future income tax asset
Derivative instruments losses	12,590	32,193
Non-capital losses carry forwards	157,935	260,055
Other	805	1,355

	171,330	293,603

Future income tax liability
Property, plant and equipment	552,175	296,535
Exploration and evaluation	12,733	—
Deferred financing expenditure	789	3,006
Other	6,681	—

	572,378	299,541

Net future income tax liability	(401,048)	(5,938)

6.	ACCOUNTS RECEIVABLE

	December 31 2010	December 31 2009

	$000	$000
Trade accounts receivable	146,182	127,957
VAT receivable	14,571	3,765
Other receivables	5,589	2,471

Total accounts receivable	166,342	134,193

7.	INVENTORIES

	December 31 2010	December 31 2009

	$000	$000
Consumable stores—at cost	53,199	51,695
Run of mine stockpile—at cost	5,799	10,819
Crushed ore stockpile—at cost	1,500	1,522
Copper in circuit stockpiles—at cost	89	144
Copper concentrate stockpile—at cost	38,239	3,248

Total inventories	98,826	67,428

8.	RESTRICTED CASH

	December 31 2010	December 31 2009

	$000	$000
Current cash deposits held as security	3,337	—
Non-current cash deposits held as security	22,287	26,164

Total cash deposits held as security	25,624	26,164

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

As at December 31, 2010, $25.3 million (2009: $25.3 million) plus accumulated interest is deposited in a demobilisation cost reserve account as required under the terms of the Lumwana mining fleet finance agreement and will remain for the duration of the debt facility. In addition, cash deposits were held as security in relation to office premises.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31 2010	December 31 2009
	$000	$000
Buildings
Buildings—at cost	141,052	107,221
Less: accumulated depreciation	(17,768)	(8,866)

	123,284	98,355
Plant & equipment
Plant & equipment—at cost	719,365	674,573
Less: accumulated depreciation	(117,501)	(72,671)

	601,864	601,902
Mine development
Lumwana mine development—at cost	432,861	378,708
Less: accumulated amortization	(40,622)	(13,383)
Jabal Sayid mine development—at cost	1,226,646	—
Less: accumulated amortization	—	—

	1,618,885	365,325
Construction in progress—at cost
Lumwana construction	41,502	37,191
Jabal Sayid mine construction	162,676	—

	204,178	37,191

Total property, plant and equipment	2,548,211	1,102,773

(a)	Leased Assets

Plant and equipment includes the following amounts where the Company is a lessee under a finance lease:

	December 31 2010	December 31 2009
	$000	$000
Leased equipment
Plant & equipment—at cost	30,597	30,492
Less: accumulated depreciation	(5,410)	(3,721)

Total leased plant and equipment	25,187	26,771

10.	Exploration and Evaluation

	December 31 2010	December 31 2009

	$000	$000
Exploration and evaluation—at cost	66,000	—

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

11.	AVAILABLE-FOR-SALE INVESTMENTS

	December 31 2010	December 31 2009
	$000	$000
Balance—start of period	1,906	406
Additional investment	158	—
Mark-to-market fair value adjustments	2,112	1,500

Balance—end of period—available-for-sale securities at fair value	4,176	1,906

12.	DERIVATIVE INSTRUMENTS

As at December 31, 2010, the Company has entered into a number of copper put options and forward contracts relating to a proportion of its expected copper production at the Lumwana mine designed to provide protection from exposure to fluctuations in the copper price.

Upon entering into the copper put option contracts, the Company incurred a premium of $86.5 million, to be due and payable on expiry of the underlying contracts. For the remaining put options, expiring between January 2011 and March 2011, the fair value of the premium payable is $6.6 million. There is no premium or cost associated with the copper forward contracts.

The mark-to-market fair value of all contracts is based on independently provided market rates and determined using standard valuation techniques. These techniques include the impact of counterparty credit risk.

Changes in the fair value of derivatives are recognized in the income statement.

A mark-to-market loss of $27.3 million on the put options and forward contracts has been recorded in the income statement in the current year (2009: $329.8 million). The spot price of copper at December 31, 2010 used for the mark-to-market valuations was $4.42 per pound (December 31, 2009; $3.33 per pound).

The following table summarizes the copper derivatives in place:

Copper put options:
Tonnes	5,000
Average price ($/tonne)	$5,364
Average price ($/lb)	$2.43

Copper forwards:
Tonnes	8,280
Average price ($/tonne)	$5,367
Average price ($/lb)	$2.43

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Derivative instruments included in the balance sheet comprise:

	December 31 2010	December 31 2009
	$’000	$’000
Fair value of derivative instruments—start of period	(107,310)	256,679
Copper contracts matured during period resulting in cash payment/(receipt)	92,608	(34,163)
Mark-to-market fair value loss during period	(27,264)	(329,826)

Fair value of derivative instruments—end of period	(41,966)	(107,310)
Less: current portion	41,966	85,179

Total non-current derivative instruments	—	(22,131)

13.	LONG TERM DEBT

The following table summarizes the Company’s long term debt:

	December 31 2010	December 31 2009
	$000	$000
EIB €7 million unsecured loan (a)	—	9,561
Lumwana project finance facility (b)	71,535	509,091
Corporate finance facility (c)	327,498	—

Balance—end of period	399,033	518,652
Less: current portion	(113,981)	(113,229)

Total non-current long term debt	285,052	405,423

(a)	EIB loan—unsecured

On March 10, 2010 this loan was repaid in full from the proceeds of the Corporate Facility detailed below.

Interest on the EIB facility up to March 10, 2010 was $0.1 million with interest paid of $0.1 million.

(b)	Lumwana project financing facility

In December 2006, Equinox signed a US$582.7 million senior and subordinated Project finance facility for the completion of development and construction of the Lumwana Project located in the North Western Province of the Republic of Zambia. The facility is comprised of three tranches, $54.0 million subordinated debt facility, $364.0 million senior debt facility and $164.7 million asset backed facility.

On March 10, 2010 all tranches, except the asset backed facility, were either repaid in full from the proceeds of the Corporate Facility or rolled into the Corporate Facility as detailed below. As a result of the refinancing Equinox incurred $18.9 million of break fees of which $0.7 million was expensed during 2010.

The remaining asset backed tranche of the Project debt facility carries interest rates of LIBOR plus a margin range between 300—400 basis points. The asset backed debt facilities have tenure of 5 years from the date of equipment delivery, with scheduled repayments that commenced in December 2007. The security for the debt facilities includes a fixed charge over the related mining fleet equipment of Lumwana Mining Company Limited.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Interest on the Lumwana Project facility for the year ended December 31, 2010 was $8.7 million (2009: $42.1 million) with interest paid of $14.2 million (2009: $42.8 million)

(c)	Corporate finance facility

On February 24, 2010, the Company signed a $400 million corporate loan facility (the “Corporate Facility”) with four leading commercial banks. The Corporate Facility affords Equinox greater flexibility than the existing Lumwana Project debt facilities therefore the Company utilized the Corporate Facility to repay its existing senior and subordinated portions of the Lumwana Project debt facilities as well as the unsecured EIB loan.

The two tranches of the facility are:

•	Term facility of US$220 million with a tenure of 3 years, an interest rate of LIBOR plus a margin of 400 basis points for the life of the loan and quarterly principal and interest repayments; and

•

Revolving credit facility of $180 million with a tenure of 5 years that the Company is allowed full repayment and/or full redraw of, up to the facility limit, over the term. The revolving facility carries an interest rate of LIBOR plus a margin of 475 basis points for the first 24 months, then 400 basis points for the duration of the loan.

The security of the Corporate Facility includes a fixed and floating charge over the assets of Lumwana Mining Company Limited plus financial guarantees from Equinox Minerals Limited and certain subsidiaries.

Interest on the Corporate Facility for the year ended December 31, 2010 was $14.7 million (2009: $nil) with interest paid of $14.7 million (2009: $nil).

14.	ASSET RETIREMENT OBLIGATION

The Company has restoration and remediation obligations associated with its Lumwana Mine and Citadel. The following table summarizes the movements in the asset retirement obligation:

	December 31 2010	December 31 2009

	$000	$000
Balance—start of period	7,504	5,358
Recognition of new obligation	2,471	1,774
Accretion expense	525	372

Balance—end of period	10,500	7,504

The asset retirement obligations have been recorded as a liability at fair value at inception based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The fair value has been calculated assuming a credit adjusted risk free discount rate of between 6.61% and 7.11% and an inflation factor of between 2.34% and 2.5%.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

15.	LONG TERM COMPENSATION

(a)	Deferred Share Unit

The Company established a Deferred Share Unit (“DSU”) Plan for its directors with each DSU having the same value as one Equinox common share.

Under the DSU Plan, effective July 1, 2007, directors can elect to receive a portion of their annual compensation in the form of DSU’s. The DSU’s vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. During the year ended December 31, 2010, 203,596 DSU’s were granted under the DSU Plan and $0.8 million was recognized as directors’ fees within general and administrative costs. Outstanding DSU’s were marked-to-market at December 31, 2010, and as a result of the increase in the market value of the Company’s shares $1.8 million was expensed.

	Year ended December 31, 2010		Year ended December 31, 2009
Deferred Share Units	Number	$000	Number	$000
Balance—start of period	633,230	2,469	241,291	269
Issued during the period	203,596	847	391,939	715
Mark-to-market fair value adjustments	—	1,797	—	1,485

Balance—end of period	836,826	5,113	633,230	2,469

(b)	Restricted Share Units

The Company established a Restricted Share Unit (“RSU”) Plan for its employees with each RSU having the same value as one Equinox common share.

The RSU’s vest on the third anniversary of the grant date and are redeemable in cash immediately on vesting. On December 28, 2009 the Company granted 661,610 RSU’s under the RSU Plan relating to 2010 compensation packages. During the year ended December 31, 2010 a further 239,935 RSU’s were granted under the RSU Plan.

As at December 31, 2010 the aggregate fair value of the unvested RSU’s granted and to be charged to income in future periods amounted to$2.2 million (2009:$nil).

	Year ended December 31, 2010		Year ended December 31, 2009
Restricted Share Units	Number	$000	Number	$000
Balance—start of period	661,610	—	—	—
Issued during the period	239,935	—	661,610	—
Forfeited during the period	(88,853)	—	—	—
Expense recognised during the period	—	978	—	—
Mark-to-market fair value adjustments	—	557	—	—

Balance—end of period	812,692	1,535	661,610	—

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

16.	OTHER PAYABLES

	December 31 2010	December 31 2009
	$’000	$’000
Current other payables
Royalties	46,949	—
Withholding tax	13,290	—
Customs duty	30,962	—
Deferred consideration	100,000	—
Accrued consideration	64,219	—
Other	816	160

	256,236	160
Non-current other payables
Deferred royalty	—	18,233
Deferred withholding tax	—	3,566
Deferred customs duty	—	16,461
Other provisions	3,222	1,477

	3,222	39,737

Balance—end of period	259,458	39,897

(a)	Royalties, Withholding Tax and Customs Duty

As set out in Note 5, there is uncertainty surrounding the application of the Development Agreement with GRZ. Under the terms of the Development Agreement certain amounts, including royalties, withholding taxes and import duties are deferred until the Lumwana debt is eliminated. Until this uncertainty is resolved the Company will measure its taxes in accordance with the enacted legislation. Following discussions and correspondence with GRZ, the Company agreed with the Zambian Revenue Authority (ZRA) in January 2011 to pay its deferred mineral royalties assessed at 3% by 30 June 2011. The Company continues to reserve its right to compensation for breach of the tax stability provisions under the Development Agreement and, by agreeing to pay deferred mineral royalties, protected itself from the ZRA assessing interest and penalties on the deferred tax amount. As a result of the agreement with the ZRA and pending the outcome of further negotiations with GRZ, the Company has, in the current year, presented its liabilities for royalties, deferred withholding tax and deferred customs duty as current.

(b)	Deferred consideration

During the period Bariq a subsidiary of Citadel acquired the remaining 30% interest in the Jabal Sayid project. The consideration for this acquisition was $112.5 million, of which $12.5 million was paid on November 5, 2010 following Citadel shareholder approval. The balance of consideration of $100.0 million is payable on or before June 30, 2011.

(c)	Accrued consideration

Refer to note 18.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

17.	SHARE CAPITAL

(a)	Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b)	Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price		$’000
	Balance at December 31, 2009	706,878,212		—	737,838
January 2010	Stock options exercised	633,333		—	744
May 2010	Stock options exercised	25,000		—	49
June 2010	Stock options exercised	133,333		—	239
July 2010	Stock options exercised	65,000		—	139
August 2010	Stock options exercised	83,333		—	331
September 2010	Stock options exercised	50,000		—	170
November 2010	Stock options exercised	510,000		—	721
December 2010	Stock options exercised	1,065,000		—	3,472
December 2010	Issue of shares to Citadel	94,824,521	C$	5.91	556,115
December 2010	Issue of shares to Citadel	37,019,135	C$	6.11	222,528
December 2010	Shares yet to be issued to Citadel *	19,575,110	C$	6.11	119,781

	Balance at December 31, 2010	860,861,977			1,642,127

*	Refer to note 18.

(c)	Stock Options

Equinox established an Employee Incentive Plan in June 2004 (the “Plan”). Options may be granted under the Plan to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 5% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 5% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

All options granted prior to December 2008 vest in three tranches, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant, and the final third after 24 months from the date of grant. Options granted from December 2008 to November 2009 vest in three tranches, one third of any options granted may be exercised 12 months after the date of grant, another third during the period commencing 24 months after the date of grant, and the final third after 36 months from the date of grant. Options granted from December 2009 cliff vest after three years and if the performance hurdles set have been achieved. The performance hurdles and vesting conditions are based on total shareholder return and the company’s performance compared to a peer group. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the Board of Directors of Equinox and subject to the rules of the relevant stock exchange.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The following table summarizes the stock options outstanding and exercisable at December 31, 2010:

	Outstanding Options				Exercisable Options
	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2009	17,058,327	C$	2.00	7.0	13,279,998	C$	1.80
Options exercised	(2,564,999)			—	(2,564,999)
Options forfeited	(657,284)			—	(210,000)
Options vested	—			—	1,000,001

Outstanding at December 31, 2010	13,836,044	C$	2.08	6.0	11,505,000	C$	1.89

Available for grant at December 31, 2010 29,207,054

Stock-based compensation charged to earnings for stock options amounts to $1.3 million for the year ended December 31, 2010 (2009: $2.0 million). As at December 31, 2010, the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $2.0 million (2009: $4.2 million).

18.	BUSINESS COMBINATION

a)	Summary of the acquisition

On December 17, 2010 (acquisition date), Equinox Minerals Limited acquired 56% of the issued share capital of Citadel Resource Group Limited (“Citadel”) and declared the offer free from all conditions. By December 31, 2010, Equinox had acquired 89.5% of the issued share capital of Citadel.

The consideration transferred was $699 million and comprised a cash offer of AUD$0.105 per share and a share consideration of 1 Equinox Minerals share for 14.3 shares in Citadel. The Group issued 94,824,521 ordinary shares with an average fair value of C$5.91 each, based on the quoted price of the shares of Equinox Minerals Limited at the date of exchange.

At the date of acquisition Citadel was listed on the Australian Stock Exchange with their primary asset being the Jabal Sayid copper project in Saudi Arabia which is currently under construction. The purpose of this combination was to expand market share in the copper industry.

The acquired business contributed $0.1 million revenues and a net loss of $6.1 million to the Group for the period from December 17, 2010 to December 31, 2010. If the acquisition had occurred on January 1, 2010 contributed revenues and loss for the year ended December 31, 2010 would have been $2.9 million and $3.0 million respectively (unaudited).

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The purchase consideration has been allocated to assets and liabilities acquired based on provisional estimates of fair value, using the best information available as of the reporting date. Provisional business combination accounting is as follows:

b)	Purchase Consideration

As at the date of acquisition	$’000
Shares issued, at fair value	556,115
Cash paid	142,913

Consideration transferred	699,028

Transaction costs relating to the acquisition taken to the income statement	10,180

c)	Assets and liabilities purchased

The provisional fair values of the identifiable net assets and liabilities acquired were as follows:

	Fair value at acquisition date	Carrying value
	$000	$000
Cash and cash equivalents	161,206	161,206
Restricted cash	269	269
Trade and other receivables	4,037	4,037
Exploration and evaluation assets	66,000	19,099
Mine development	1,226,645	129,449
Construction in progress	162,676	162,676
Other property, plant and equipment	1,500	1,500
Trade and other payables	(112,824)	(118,963)
Current tax liability	(2,233)	(2,233)
Provisions	(1,994)	(1,994)
Deferred tax liability	(257,723)	(28,904)

Net assets	1,247,559	326,142

	$000
Provisional fair value of identifiable net assets	1,247,559
Non-controlling interest in identifiable acquired net assets*	(548,531)

Net assets acquired	699,028

*	The proportionate share of net assets has been used to calculate the non-controlling interest.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

d)	Purchase consideration cash outflow

	2010	2009
	$000	$000
Outflows of cash to acquire subsidiary, net of cash acquired:
Cash paid—initial 56% acquisition of shares	142,913	—
Cash paid—subsequent 33% acquisition of shares	22,018	—
Less: Balance acquired
Cash	(161,206)	—

Outflow of cash—investing activities	3,725	—

Additional acquisition of shares in Citadel Resources Group Limited

Between December 17, 2010 and December 31, 2010 Equinox acquired an additional 33% of the issued share capital of Citadel in exchange for shares and cash consideration totalling $428.5 million, bringing the Groups interest in Citadel to 89.5%. At December 31, 2010 37,019,135 of these shares had been issued and the Company was also irreversibly committed to issuing a further 19,575,110 shares. The 19,575,110 shares have therefore been disclosed as issued equity (refer to note 17(b)).

At December 31, 2010 $64 million of the cash consideration had not been paid and is included in the balance sheet as a current liability. This amount was settled on the 4th and 7th of January, 2011.

The additional purchase of shares in Citadel is regarded as a transaction between equity owners (refer to accounting policy note 2(r)). Accordingly, the difference between the change in carrying value of the non-controlling interest of $417.2 million and the consideration paid of $428.5 million is recognised as a separate reserve in equity attributable to the parent. Accordingly, a decrease in contributed equity of $11.3 million is reflected in the statement of changes in equity.

19.	COMMITMENTS FOR EXPENDITURE

(a)	Lumwana Mine and Town capital commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana town and the Lumwana Mine ongoing commitments at December 31, 2010 are:

	December 31 2010	December 31 2009
	$000	$000
Within 1 year	31,029	12,339

Total commitments	31,029	12,339

(b)	Jabal Sayid project commitments

The outstanding capital commitments of the Company relating to the construction of the Jabal Sayid Project at December 31, 2010 are:

	December 31 2010	December 31 2009
	$000	$000
Within 1 year	101,638	—
Between 1 and 5 years	5,235	—

Total commitments	106,873	—

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(c)	Lease commitments

	December 31 2010	December 31 2009
	$000	$000
Operating leases
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:
Within 1 year	1,141	135
Within 1 to 2 years	1,904	434
Within 2 to 3 years	23	256

Total commitments	3,068	825

These operating leases are for office premises and office equipment and expire between 2011 and 2012.

Finance Leases

The Company leases various plant and equipment with a carrying amount of $20.7 million (2009: $26.1 million) under finance leases expiring between 2 and 13 years.

	December 31 2010	December 31 2009
	$000	$000
Commitments for minimum lease payments in relation to finance leases are payable:
Within 1 year	10,660	11,660
Within 1 to 2 years	6,557	9,585
Within 2 to 3 years	826	6,165
Within 3 to 4 years	826	434
Within 4 to 5 years	826	434
5+ years	3,740	3,836

Total commitments	23,435	32,114
Future finance charges	(3,692)	(6,013)

Recognised as a liability	19,743	26,101

Representing lease liabilities classified as:
Current	9,228	9,339
Non-current	10,515	16,762

	19,743	26,101

20.	CONTINGENCIES

The Company had no contingent assets or liabilities at 31 December 2010.

21.	SEGMENT INFORMATION

The Company’s reportable operating segments are based on strategic business units that are managed separately.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Lumwana

Equinox’s primary asset is the Lumwana mine in Zambia. In December 2008, copper sulphide production and sales commenced and the Lumwana mine was commissioned with a nameplate capacity of 20Mtpa. The ramp-up of the mine and process plant operations was successfully completed during 2010.

Jabal Sayid

In December 2010, Equinox purchased Citadel Resource Group Limited whose primary asset is the Jabal Sayid mine in Saudi Arabia which is currently under construction.

Exploration

The Company is exploring for copper and uranium resources in the North West of Zambia and on the Zambian Copperbelt. Additionally, through the purchase of Citadel Resource Group Limited Equinox have a number of copper and gold exploration tenements in Saudi Arabia.

Corporate

The corporate segment is responsible for regulatory reporting and corporate administration.

For the year ended December 31, 2010 segment information is presented as follows:

	Lumwana	Jabal Sayid	Exploration	Corporate	Total
	$000	$000	$000	$000	$000
Net sales revenue	942,426	—	—	—	942,426
Cost of sales	(413,468)	—	—	—	(413,468)
Interest received	1	120	—	538	659
Derivative instrument loss	(27,264)	—	—	—	(27,264)
Other income/(expense)	(9,310)	967	3,102	(2,810)	(8,051)
Financing costs	(26,753)	(1,197)	—	(9,642)	(37,592)
Other expenses	(15,514)	(6,029)	(1,713)	(26,961)	(50,217)

Segment profit/(loss) before income tax	450,118	(6,139)	1,389	(38,875)	406,493
Income taxes	(137,388)	—	—	—	(137,388)

Segment profit/(loss)	312,730	(6,139)	1,389	(38,875)	269,105

Property, plant and equipment	1,062,388	1,389,720	455	95,648	2,548,211
Exploration and evaluation	—	—	66,000	—	66,000
Total assets	1,531,844	1,381,926	66,809	261,716	3,242,295

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

For the year ended December 31, 2009 segment information is presented as follows:

	Lumwana	Exploration	Corporate	Total
	$000	$000	$000	$000
Net sales revenue	468,479	—	—	468,479
Cost of sales	(272,818)	—	—	(272,818)
Interest received	44	(2)	600	642
Derivative instrument loss	(329,826)	—	—	(329,826)
Other income/(expenses)	(13,599)	3,883	3,366	(6,350)
Financing costs	(63,856)	—	(13,015)	(76,871)
Other expenses	(18,869)	(2,398)	(1,952)	(23,219)

Segment profit/(loss) before income tax	(230,445)	1,483	(11,001)	(239,963)
Income taxes	56,900	—	—	56,900

Segment profit/(loss)	(173,545)	1,483	(11,001)	(183,063)

Property, plant and equipment	1,075,774	689	26,310	1,102,773
Total assets	1,358,848	901	97,925	1,457,674

Geographical Reporting

The Company’s Lumwana Mine is in Zambia whilst the Jabal Sayid project is located in Saudi Arabia. There are active exploration programs in both of these locations. The Canadian segment is entirely corporate whilst the Australian segment carries out corporate activities and manages engineering studies.

The total assets located by geographical areas are as follows:

Geographical Reporting	December 31 2010	December 31 2009
	$000	$000
Zambia	1,537,637	1,359,749
Saudi Arabia	1,442,942	—
Australia	249,528	38,342
Canada	12,188	59,583

	3,242,295	1,457,674

22.	FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments such as bought copper put options and forward contracts to hedge certain market risks. Derivatives are exclusively used for commercial hedging purposes. The Company does not use derivatives to engage in any trading or other speculative activities.

The Company uses various methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Risk management is carried out by management in conjunction with an outsourced treasury management organization.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the Company’s functional currency.

The Company’s risk management policy is to review its exposure to non-US Dollar forecast operating costs on a case by case basis. Revenue from forecast copper sales is denominated in US Dollars, as is the majority of the Company’s forecast operating costs. The risk is measured using sensitivity analysis and cash flow forecasting.

The carrying amount of the Company’s foreign currency denominated monetary assets and liabilities at the reporting date is as follows:

	December 31, 2010		December 31, 2009
	Assets	Liabilities	Assets	Liabilities
	$000	$000	$000	$000
Australian Dollar	131,443	84,254	7,937	1,902
Zambian Kwacha	19,813	127,599	9,030	40,555
Euro	—	(8)	—	6,271
South African Rand	—	682	—	929
Canadian Dollar	4,891	5,114	3,034	2,469
Saudi Riyal	4,803	11,334	—	—
Other	736	10	—	68

	161,686	228,985	20,001	52,194

Sensitivity

Based on the financial instruments held at December 31, 2010, had the US Dollar weakened/strengthened by 10% against these foreign currencies with all other variables held constant, the Company’s after-tax loss for the year to date would have been $5 million higher/lower as a result of foreign exchange gains/losses on translation of non-US dollar denominated financial instruments as detailed above. Total equity would have been $0.4 million higher/lower had the US Dollar weakened/strengthened by 10% as a result of foreign exchange gains/losses on translation of non-US dollar denominated available-for-sale investments held by the Company.

(ii)	Price risk

Commodity price risk

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company is exposed to commodity price risk arising from revenue derived from forecast future copper sales. The Company sells its product at a price effectively determined through trading on the London Metal Exchange (a major commodity exchange).

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The Company has historically managed this commodity risk through the use of derivative instruments such as forward and option contracts to economically hedge a proportion of its forecast production. The Company’s remaining derivative instrument contracts expire in March 2011 and on expiry of these contracts the Company has elected not to actively manage its exposure to copper price risk. At the reporting date the Company had outstanding derivative instruments of 13,280 tonnes for 2011.

From time to time in the future, the Company may utilise hedge contracts to manage exposure to fluctuations in the price of copper.

Sensitivity

At December 31, 2010, if the spot price of copper had been 10% higher/lower while all other variables were held constant after-tax loss for the year to date would increase/decrease by $2.9/$2.9 million as a result of changes in the fair value of the derivative instruments.

Other price risk

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Company does not actively trade these investments, therefore does not actively manage the associated price risk.

Sensitivity

At December 31, 2010, if the inputs into the valuation model had been 10% higher/lower while all other variables were held constant, equity would increase/decrease by $0.4 million as a result of the changes in fair value of the available-for-sale securities.

(iii) Cash flow fair value interest rate risk

The Company’s main interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The Company’s risk management policy is to review its exposure to interest rates on a case by case basis. Current long term debt is a mix of fixed and variable interest rate loans.

As at the reporting date the Company had the following variable rate borrowings outstanding:

December 31, 2010

	December 31, 2010		December 31, 2009
	Weighted average Interest rate	Carrying value	Weighted average Interest rate	Carrying value
	%	$000%		$000
Long term debt (variable interest component)	4.61	396,562	4.63	506,014

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Sensitivity

At December 31, 2010, if interest rates had increased/decreased by 100 basis points from the year-end rates with all other variables held constant, after-tax loss for the year to date would have been $0.5 million lower/higher, as a result of lower/higher interest income from long term debt and offset in the movements of cash and equivalents and restricted cash.

(iv)	Summarized sensitivity analysis

The following table summarizes the sensitivity of the Company’s financial assets and financial liabilities to interest rate risk, foreign exchange risk and commodity price rise:

December 31, 2010

	Carrying Amount	Interest rate risk				Foreign exchange risk				Price risk
		-100 bps		+100 bps		-10%		+10%		-10%		+10%
		Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Financial assets
Cash and cash equivalents	319,476	(2,236)	—	2,236	—	(9,785)	—	9,785	—	—	—	—	—
Restricted cash	25,625	(179)	—	179	—	(26)	—	26	—	—	—	—	—
Receivables	166,342	—	—	—	—	(1,215)	—	1,215	—	—	—	—	—
Other financial assets	4,176	—	—	—	—	—	(418)	—	418	—	(418)	—	418
Financial liabilities
Accounts payable	119,714	—	—	—	—	6,859	—	(6,859)	—	—	—	—	—
Long term debt	396,562	2,776	—	(2,776)	—	—	—	—	—	—	—	—	—
Derivative instruments	41,966	—	—	—	—	—	—	—	—	2,938	—	(2,938)	—
Long term compensation	6,648	—	—	—	—	465	—	(465)	—	—	—	—	—
Other payables	259,458	—	—	—	—	8,705	—	(8,705)	—	—	—	—	—

Total increase/(decrease)		361	—	(361)	—	5,003	(418)	(5,003)	418	2,938	(418)	(2,938)	418

December 31, 2009

		Interest rate risk				Foreign exchange risk				Price risk
	Carrying Amount	-100 bps		+100 bps		-10%		+10%		-10%		+10%
		Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Financial assets
Cash and cash equivalents	109,130	(1,091)	—	1,091	—	(1,360)	—	1,360	—	—	—	—	—
Restricted cash	26,164	(262)	—	262	—	(9)	—	9	—	—	—	—	—
Receivables	134,193	—	—	—	—	(440)	—	440	—	—	—	—	—
Other financial assets	1,906	—	—	—	—		(191)	—	191	—	(191)	—	191
Financial liabilities
Accounts payable	63,503	—	—	—	—	517	—	(517)	—	—	—	—	—
Long term debt	518,652	5,091	—	(5,091)	—	626	—	(626)	—	—	—	—	—
Derivative instruments	107,310	—	—	—	—	—	—	—	—	33,742	—	(32,321)	—
Long term compensation	2,469	—	—	—	—	247	—	(247)	—	—	—	—	—
Other payables	114,961	—	—	—	—	3,829	—	(3,829)	—	—	—	—	—

Total increase/(decrease)		3,738	—	(3,738)	—	3,410	(191)	(3,410)	191	33,742	(191)	(32,321)	191

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions as well as credit exposures to outstanding receivables.

The Company primarily sells its copper concentrate to two major customers on the Zambian copperbelt and as a result there is a concentration of credit risk. This risk is mitigated where possible by policies in place to ensure that sales of products are made to customers with an appropriate credit rating and where necessary credit risk is effectively eliminated or substantially reduced by using bank instruments to secure payment. The Company has off-take arrangements in place with metal traders and has the flexibility to divert concentrate sales to these parties should the need arise.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The carrying amounts of derivative assets are adjusted to reflect counterparty credit risk.

The carrying amounts of financial assets recorded in the financial statements are adjusted for any impairment and represent the Company’s maximum exposure to credit risk.

Credit risk further arises in relation to the financial guarantees given to certain parties. Such guarantees are only given in exceptional circumstances and are subject to specific board approval.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining at all times sufficient cash, liquid investments and committed credit facilities to meet the Company’s commitments as they arise.

The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following table analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to contractual maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

December 31, 2010

	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
	$000	$000	$000	$000	$000	$000	$000	$000
Non-interest bearing	375,950	—	—	—	—	3,222	379,172	379,172
Fixed rate	1,235	618	—	—	—	—	1,853	2,471
Variable rate	112,128	106,210	9,727	—	180,000	—	408,065	396,562
Derivatives (net)	41,931	—	—	—	—	—	41,931	41,966

December 31, 2009

	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
	$000	$000	$000	$000	$000	$000	$000	$000
Non-interest bearing	62,504	—	—	—	—	39,737	102,241	102,241
Fixed rate	10,796	1,235	619	—	—	—	12,650	12,638
Variable rate	102,433	112,128	106,209	9,727	—	180,000	510,497	506,014
Derivatives (net)	88,388	23,654	—	—	—	—	112,042	107,310

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(d)	Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded available-for-sale securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Company is the closing price.

The fair value of other financial assets and liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

The fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

The following table illustrates the classification of the Company’s financial instruments that are recognised and measured at fair value:

December 31, 2010

	Level 1	Level 2	Level 3	Total
	$000	$000	$000	$000
ASSETS
Available-for-sale financial assets	4,176	—	—	4,176

LIABILITIES
Derivative instruments	—	41,966	—	41,966

December 31, 2009

	Level 1	Level 2	Level 3	Total
	$000	$000	$000	$000
ASSETS
Available-for-sale financial assets	1,906	—	—	1,906

LIABILITIES
Derivative instruments	—	107,310	—	107,310

The three levels of the fair value hierarchy are:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3—Inputs that are not based on observable market data.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

23.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain adequate levels of funding to support development of its mining assets, to expand regional exploration activities and to maintain corporate and administrative functions.

The Company manages its capital structure in a manner that provides sufficient funding for development and operational activities. Funds are primarily secured through a combination of equity capital raised by way of private placements, public offerings and external debt. There can be no assurances that the Company will be able to continue raising equity capital and external debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian, European and Australian financial institutions.

24.	SUBSEQUENT EVENTS

(a)	Citadel Resource Group Limited compulsory acquisition procedures initiated

Subsequent to year end, on January 6, 2011, Equinox increased its interest in Citadel Resource Group Limited (“Citadel”) to 90.59% and initiated compulsory acquisition procedures under the Australian Corporations Act to acquire all remaining shares in Citadel. Citadel shareholders whose shares are compulsory acquired will receive 1 Equinox share for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash.

The total value of the Citadel acquisition is estimated at $1.247 billion. As a result of this transaction Equinox shareholders own approximately 81% of the combined group and Citadel shareholders own 19%.

(b)	Equinox announce takeover offer for Lundin Mining Corporation

Subsequent to year end, in February 2011, Equinox announced that it will make an offer to acquire Lundin Mining Corporation (“Lundin”) for approximately C$4.8 billion in cash and shares (the “Lundin Offer”).

Under the terms of the Lundin Offer, Equinox proposes to acquire all of the outstanding common shares of Lundin for a combination of cash and Equinox shares for a total consideration value of C$8.10 per Lundin share. Each Lundin shareholder can elect to receive consideration per Lundin share of either C$8.10 in cash or 1.2903 Equinox shares plus $0.01 for each Lundin share, subject to a pro-ration based on a maximum cash consideration of approximately C$2.4 billion and maximum number of Equinox shares issued of approximately 380 million. The Lundin Offer reflects a 26% premium to the closing price of C$6.45 per Lundin share on the TSX on February 25, 2011.

The cash consideration of Equinox’s Lundin Offer is to be financed through a US$3.2 billion bridge facility being led by Goldman Sachs Lending Partners and Credit Suisse Securities. Equinox intends to refinance the bridge facility through a combination of medium and long term debt instruments. Equinox has no plans to undertake an equity raising as part of the refinancing of the bridge.

The Lundin Offer will be subject to certain conditions including, without limitation, termination of the existing Lundin-Inmet Arrangement Agreement in accordance with its terms, and a simple majority approval of Equinox shareholders of the issuance of the Equinox shares to be issued under the Lundin Offer at a meeting of Equinox shareholders that Equinox expects to occur in early to mid April. Other conditions will include acceptance of the Lundin Offer by Lundin shareholders owning not less than two-thirds of Lundin’s shares outstanding on a fully-diluted basis, and receipt of applicable regulatory approvals, and other customary unsolicited offer conditions.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

25.	DEED OF CROSS GUARANTEE

Information in relation to the Deed of Cross Guarantee is presented for the purposes of the Company’s reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both “the Closed Group” and “the Extended Closed Group” as defined by the Australian Securities and Investments Commission (“ASIC”) Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the “Closed Group”) entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian Corporations Act 2001 and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Lumwana Mining Company Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited, Equinox Ventures Pty Ltd, Lumwana International School Limited, Lumwana Property Development Company Limited, Equinox Nickel Ventures Pty Ltd, Citadel Resources Group Equity Pty Ltd, Vertex Group WLL, Bariq Mining Limited, Singapore Projects Pte Ltd and Singapore Holdings Pte Ltd (together the “Extended Closed Group”).

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Set out below are the condensed statements of earnings, comprehensive income and balance sheets for the years ended December 31, 2010 and 2009 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings

	Closed Group		Extended Closed Group(1)
	2010	2009	2010	2009
	$000	$000	$000	$000
Copper sales revenue	—	—	1,046,787	531,962
Smelter treatment charges	—	—	(104,361)	(63,483)

Net sales revenue	—	—	942,426	468,479
Direct and indirect mining costs	—	—	308,292	212,016
Amortization & depreciation	—	—	75,742	46,688
Royalties	—	—	29,434	14,114

Cost of sales	—	—	413,468	272,818
Expenses
Derivative loss	—	—	27,264	329,826
Exploration (income)/expense	—	(7)	6,010	5,119
Other operating costs	—	—	7,652	5,870
General and administration	13,659	8,886	21,700	10,241
Financing costs	9,560	834	37,592	76,871
Long term compensation expense	4,675	1,989	4,675	1,989
Other (income)/expense	(16,178)	(6,743)	7,392	5,708
Citadel acquisition costs	10,180	—	10,180	—

	21,896	4,959	122,465	435,624

Profit/(loss) for the period before income tax	(21,896)	(4,959)	406,493	(239,963)
Income tax (expense)/benefit	—	—	(137,388)	56,900

Net income/(loss) for the period	(21,896)	(4,959)	269,105	(183,063)

Retained profit/deficit—beginning of period	(52,764)	(47,805)	(74,720)	108,343

Retained profit/(deficit)—end of period	(74,660)	(52,764)	194,385	(74,720)

Condensed statement of comprehensive income

	Closed Group		Extended Closed Group(1)
	2010	2009	2010	2009
	$000	$000	$000	$000
Income/(loss) for the period	(21,896)	(4,959)	269,105	(183,063)
Other comprehensive income
Net unrealized gains on available-for-sale securities	2,047	1,500	2,047	1,500

Total comprehensive income/(loss)	(19,849)	(3,459)	271,152	(181,563)

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Condensed balance sheet

	Closed Group		Extended Closed Group(1)
	December 31	December 31	December 31	December 31
	2010	2009	2010	2009
	$000	$000	$000	$000
ASSETS
Current assets
Cash and cash equivalents	87,821	71,972	319,476	109,130
Restricted cash	—	—	3,337	—
Accounts receivable	733	110	166,342	134,193
Inventories	—	—	13,640	67,428
Prepayments	554	146	98,826	16,080

	89,108	72,228	601,621	326,831
Receivables from subsidiaries(2)	620,528	632,155	22,287	—
Restricted cash	105	92	2,548,211	26,164
Investments in subsidiaries	1,191,792	—	—	—
Property, plant and equipment	2,056	1,569	66,000	1,102,773
Other financial assets	4,176	1,906	4,176	1,906

	1,907,765	707,950	3,242,295	1,457,674

LIABILITIES
Current liabilities
Accounts Payable and accrued liabilities	76,045	2,911	119,714	62,504
Current portion of long term debt	—	—	113,981	113,229
Current portion of finance leases	—	—	9,228	9,339
Current portion of derivative instruments	—	—	41,966	85,179
Current other liabilities	64,219	—	256,236	160

	140,264	2,911	541,125	270,411
Long term debt	174,584	—	285,052	405,423
Finance leases	—	—	10,515	16,762
Income tax liability	—	—	8,960	6,727
Future income tax liability	—	—	401,048	5,938
Asset retirement obligation	—	—	10,500	7,504
Long term compensation	6,648	2,469	6,648	2,469
Derivative instruments	—	—	—	22,131
Other payables	61	30	3,222	39,737

	321,557	5,410	1,267,070	777,102

SHAREHOLDERS’ EQUITY
Share capital	1,642,127	737,838	1,642,127	737,838
Retained earnings/(deficit)	(74,660)	(52,764)	194,385	(74,720)
Contributed surplus	15,193	15,966	15,192	15,966
Accumulated other comprehensive income	3,548	1,500	3,535	1,488
Transactions with owners reserve	—	—	(11,344)	—
Non-controlling interest	—	—	131,330	—

	1,586,208	702,540	1,975,225	680,572

	1,907,765	707,950	3,242,295	1,457,674

(1)	The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.
(2)	These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

Schedule C

EQUINOX MINERALS LIMITED

Consolidated Interim Financial Statements

First Quarter—March 31, 2011

Unaudited

Expressed in thousands of US dollars, except where indicated

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2011, December 31, 2010 and January 1, 2010

(unaudited)

	Notes	March 31, 2011	December 31, 2010	January 1, 2010
		$000	$000	$000
ASSETS
Current assets
Cash and cash equivalents		171,347	319,476	109,130
Restricted cash		3,069	3,337	—
Trade and other receivables		123,554	179,984	150,273
Inventories		115,667	98,826	67,428

		413,637	601,623	326,831
Non current assets
Restricted cash		27,355	22,287	26,164
Available-for-sale assets		2,604	4,176	1,906
Property, plant and equipment	6	2,611,757	2,552,670	1,108,748
Exploration and evaluation asset		66,012	66,000	—

Total assets		3,121,365	3,246,756	1,463,649

LIABILITIES
Current liabilities
Trade payables		130,717	119,076	62,090
Borrowings	7	122,145	123,209	165,011
Current tax liability		8,960	8,960	6,727
Derivative financial instruments		—	41,966	85,866
Other payables	10	177,089	256,236	160

		438,911	549,447	319,854
Non current liabilities
Borrowings	7	274,925	295,567	380,151
Deferred tax liability		427,048	401,048	5,938
Derivative financial instruments		—	—	23,570
Mine rehabilitation and closure provision	8	38,767	17,767	12,143
Other provisions	9	7,175	7,550	2,934
Other payables	10	3,530	2,958	39,706

Total liabilities		1,190,356	1,274,337	784,296

EQUITY
Equity attributable to owners of the parent
Share capital	11	1,749,281	1,642,127	737,838
Retained earnings/(deficit)		170,605	191,983	(75,920)
Other reserves		11,123	6,979	17,435

		1,931,009	1,841,089	679,353
Non-controlling interest	14	—	131,330	—

Total equity		1,931,009	1,972,419	679,353

Total liabilities and equity		3,121,365	3,246,756	1,463,649

Commitments for expenditure	15

The accompanying notes are an integral part of these consolidated interim financial statements.

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME

For the three months ended March 31, 2011 and 2010

(unaudited)

	Notes	2011	2010
		$000	$000
Revenue
Copper concentrate sales revenue		230,002	200,686
Smelter treatment charges		(19,140)	(20,823)

Net sales revenue		210,862	179,863

Direct and indirect mining costs		84,493	78,052
Amortization and depreciation		20,795	14,226
Royalties		7,826	5,443

Cost of sales		113,114	97,721

Gross Profit		97,748	82,142

Derivative loss		112	13,632
Exploration costs		2,166	901
General and administration		6,180	3,131
Financing costs		11,900	8,891
Take-over costs—Citadel Resource Group Limited		513	—
Withdrawn take-over costs—Lundin Mining Corporation	17	64,093	—
Other expenses		8,163	4,550

		93,127	31,105

Income before income tax		4,621	51,037
Income tax expense	5	(25,999)	(16,974)

Net (loss)/income for the period		(21,378)	34,063

Net (loss)/income attributable to:
Owners of Equinox Minerals Limited		(21,378)	34,663
Non-controlling interest		—	(600)

		(21,378)	34,063

Basic (loss)/earnings per share	12	($0.02)	$0.05
Diluted (loss)/earnings per share	12	($0.02)	$0.05

The accompanying notes are an integral part of these consolidated interim financial statements.

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the three months ended March 31, 2011 and 2010

(unaudited)

	2011	2010
	$000	$000
Net (loss)/income for the period	(21,378)	34,063

Other comprehensive income
Changes in fair value of available-for-sale assets	(1,572)	16
Foreign exchange on net investments	4,074	(1,663)
Cumulative translation adjustment	2,893	1,043

Other comprehensive income/(loss) for the period	5,395	(604)

Comprehensive (loss)/income for the period	(15,983)	33,459

Comprehensive (loss)/income attributable to:
Owners of Equinox Minerals Limited	(15,983)	33,459

	(15,983)	33,459

The accompanying notes are an integral part of these consolidated interim financial statements.

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the three months ended March 31, 2011 and 2010

(unaudited)

	Attributable to equity owners of the company
	Share capital	Contributed surplus	Available-for- sale assets reserve	Foreign currency translation reserve	Transaction with owners reserve	Retained earnings	Total	Non- controlling interest	Total equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000
Balance—January 1, 2011	1,642,127	15,192	3,585	(454)	(11,344)	191,983	1,841,089	131,330	1,972,419
Net loss for the period	—	—	—	—	—	(21,378)	(21,378)	—	(21,378)
Other comprehensive income (net of tax):
Cumulative translation adjustment	—	—	—	2,893	—	—	2,893	—	2,893
Foreign exchange on net investments	—	—	—	4,074	—	—	4,074	—	4,074
Changes in fair value of available-for sale investments	—	—	(1,572)	—	—	—	(1,572)	—	(1,572)

Comprehensive income/(loss) for the period	—	—	(1,572)	6,967	—	(21,378)	(15,983)	—	(15,983)
Employee share options:
Value of services recognized	857	117	—	—	—	—	974	—	974
Acquisition of non-controlling interest (note 14)	106,297	—	—	—	(1,368)	—	104,929	(131,330)	(26,401)

Balance—March 31, 2011	1,749,281	15,309	2,013	6,513	(12,712)	170,605	1,931,009	—	1,931,009

Balance—January 1, 2010	737,838	15,966	1,469	—	—	(75,920)	679,353	—	679,353
Net income for the period	—	—	—	—	—	34,063	34,063	—	34,063
Other comprehensive income (net of tax):
Cumulative translation adjustment	—	—	13	1,043	—	—	1,056	—	1,056
Foreign exchange on net investments	—	—	—	(1,663)	—	—	(1,663)	—	(1,663)
Changes in fair value of available-for-sale investments	—	—	3	—	—	—	3	—	3

Comprehensive income/(loss) for the period	—	—	16	(620)	—	34,063	33,459	—	33,459
Employee share options:
Value of services recognized	744	(10)	—	—	—	—	734	—	734

Balance—March 31, 2010	738,582	15,956	1,485	(620)	—	(41,857)	713,546	—	713,546

The accompanying notes are an integral part of these consolidated interim financial statements.

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

For the three months ended March 31, 2011 and 2010

(unaudited)

	2011	2010
	$000	$000
Cash flows (used in)/provided by operating activities
Net (loss)/income for the period	(21,378)	34,063
Adjustments for:
Amortization and depreciation	22,707	15,553
Unrealised foreign exchange loss	7,423	(1,308)
Long term compensation expense	886	495
Income tax expense	25,999	16,974
Net financing costs	1,645	(334)
Mark-to-market changes in derivative instruments	112	15,758
Payments from settlement of derivative instruments	(42,078)	(20,378)
Accretion expense	125	108
Deferred payments	464	9,011
Withdrawn take-over costs (loan origination costs)	48,000	—
Changes in items of working capital
Decrease/(increase) in inventories	(5,605)	597
Increase/(decrease) in accounts payable and accrued liabilities	(13,237)	6,582
Decrease/(increase) in accounts receivable and prepayments	56,431	(14,845)

	81,494	62,276

Cash flows (used in)/provided by investing activities
Decrease/(increase) in restricted cash	(4,800)	(3)
Payments for property, plant and equipment	(62,131)	(14,472)
Proceeds on disposal of property, plant and equipment	808	—
Payments for takeover offer	(844)	—
Payments for non-controlling interest	(90,620)	—

	(157,587)	(14,475)

Cash flows (used in)/provided by financing activities
Issue of share capital	557	487
Payment of loan origination costs	(48,000)	(32,847)
Proceeds from borrowings	—	275,701
Repayment of borrowings	(20,618)	(276,301)
Finance lease principal repayments	(2,733)	(3,745)

	(70,794)	(36,705)

Net increase/(decrease) in cash and cash equivalents	(146,887)	11,096
Cash and cash equivalents—start of period	319,476	109,130
Exchange rate changes on cash held in foreign currencies	(1,242)	(114)

Cash and cash equivalents—end of period	171,347	120,112

Total interest payments made	3,984	11,936

The accompanying notes are an integral part of these consolidated interim financial statements.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

1.	GENERAL INFORMATION

Equinox Minerals Limited and its subsidiaries (“EQN” or “the Company”) are engaged in the production of copper and related mining activities within Zambia and Saudi Arabia. The Company is incorporated and domiciled in Canada. The address of its registered office is 200 Bay St., South Tower, Suite No. 2940 Toronto, Ontario, Canada.

2.	BASIS OF PREPARATION AND ADOPTION OF IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed interim consolidated financial statements. In these consolidated interim financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

Financial statement presentation

These consolidated interim financial statements have been prepared in accordance with the requirements of IFRS applicable to the preparation of consolidated interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in note 4, the Company has consistently applied the same accounting policies in its opening IFRS consolidated statement of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated interim financial statements for the year ended December 31, 2010. Comparative figures for 2010 in these consolidated interim financial statements have been restated to give effect to these changes.

The policies applied in these consolidated interim financial statements are based on IFRS issued and outstanding as of May 5, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated interim financial statements are described below.

(a)	Principles of Consolidation

The consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at the balance sheet date and the results of all subsidiaries for the quarter then ended. Equinox Minerals Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 3(g)).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, statement of income, statement of comprehensive income and statement of changes in equity respectively. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(b)	Segment Reporting

Operating segments are reported based on ‘management’s approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the senior management team.

(c)	Foreign Currency Translation

(i)	Functional and presentation currency

Items included in the consolidated interim financial statements for each entity of the consolidated group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated interim financial statements are presented in US dollars, which is the Company’s functional currency and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in the statement of income as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

•	Income and expenses for each statement of income and statement of comprehensive income are translated at average exchange rates; and

•	All resulting exchange difference are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences is reclassified to the statement of income, as part of the gain or loss on sale where applicable.

Fair value adjustment arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(d)	Revenue Recognition

Revenue from sales of copper concentrate is recorded net of smelter treatment charges and deductions. Copper products are sold under pricing arrangements whereby final prices are determined at a specified future date based on market copper prices. Revenue is recognised when title and risk pass to the customer using forward prices for the expected date of final settlements. Changes between the price recorded upon recognition of revenue and the final price due to fluctuations in copper market prices result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value, with changes in fair value classified as a component of revenue.

(e)	Income Tax

The income tax expense for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated interim financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(f)	Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the short of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(g)	Business combination

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Acquisition costs are as expensed as incurred, and included in non-operating expenses.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the statement of income, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Subsequent to acquisition date, transactions with non-controlling interests that do not result in a loss of control are accounted for as transactions with equity owners of the group. Any difference between the amount of the adjustment to the non-controlling interest and any consideration paid or received is recognized as a separate reserve within equity.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through the statement of income.

(h)	Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(i)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue. It excludes cash subject to restrictions under long term debt facilities.

(j)	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provisions for impairment. Trade receivables are generally due for settlement within 180 days. The collectability of trade receivables is reviewed on an ongoing basis. Accounts which are known to be uncollectible are written off in the consolidated statement of income within other expenses. Subsequent recoveries of amounts previously written off are credited against other expenses in the consolidated statement of income.

(k)	Inventories

(i)	Ore and copper concentrate inventories

Inventories of broken ore and concentrate are physically measured or estimated and valued at the lower of cost and net realizable value. Cost represents weighted average cost and includes direct costs and an appropriate portion of fixed and variable overhead expenditure.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(ii)	Consumable supplies inventories

Inventories of consumable supplies and spare parts are to be used in production are valued at weighted average cost. Obsolete or damaged inventories are valued at net realizable value. A regular and ongoing review is undertaken to establish the extent of surplus items, and a provision is made for any potential loss on their disposal.

(l)	Investments

Available-for-sale investments

Available-for-sale financial assets, comprising principally, marketable equity securities, are non derivatives that are either designated in this category or not classified in other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term. Investments classified as available-for-sale are recorded at fair value as follows:

•	Fair values of instruments traded in active markets are based on quoted market prices at the reporting date.

•

Where instruments are not traded in an active market, fair value is determined using valuation techniques taking into account market information for financial instruments with similar characteristics as the underlying instrument being valued.

•

Where there is no comparable market information to determine the fair value of the instrument, fair value is calculated using other techniques, such as estimated discounted cash flows using contractual terms of the instrument, discount rates considered appropriate for the credit risk of the instrument and the current volatility in the market place.

Changes in the fair value of available-for-sale financial assets denominated in a currency other than the currency of the holder are recognised in the statement of comprehensive income. Any impairment charges are recognised in statement of income, while other changes in fair value are recognised in equity and the statement of comprehensive income.

When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the statement of income within expenses.

(m)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Cost includes expenditure that is directly attributed to the acquisition or construction of the asset, including related borrowing costs. The cost of each item of buildings, fixed plant, mobile machinery and equipment is written off over its expected useful life. Either the units-of-production or straight-line method may be used. The units-of-production basis results in an amortization charge proportional to the depletion of the proven and probable reserves. Each item’s economic life has due regard to both its own physical life limitations and to present assessments of the proven and probable reserve resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, fixed plant and mobile machinery and equipment, with annual reassessments for major items.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Mine property, plant and equipment depreciation is calculated using the units-of-production method or on a straight-line basis over the estimated useful life of the asset if the asset’s useful life is less than the life of mine. The useful lives for each asset category of property, plant and equipment are detailed in the table below:

Asset Category	Useful life
Mine Development	Units-of-Production

Process Plant	Units-of-Production

Mining Mobile Equipment	10 years

Ancillary Mobile Equipment	6 – 10 years

Buildings & Infrastructure	10 – 15 years

Light Vehicles	5 years

Office Equipment	3 years

Major spares purchased specifically for particular plant are capitalized and depreciated on the same basis as the plant to which they relate.

Residual values and useful lives are reviewed and adjusted as required, at the end of each reporting period.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 3(h)).

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is depreciated over its expected useful life. Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion, the asset is amortized on a units-of-production basis.

(n)	Trade and Other Payables

Trade and other payable amounts represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid. The amounts are unsecured and are usually paid within 90 days of recognition.

(o)	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statement of income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of income as other income or finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(p)	Provisions

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

(q)	Mine Rehabilitation and Closure Provision

The Company assesses its mine rehabilitation and closure provision annually. The mine rehabilitation and closure provision is recorded at fair value which is based on the estimated future cash flows required to settle the provision discounted at an interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. That is, the provision at reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. The provision is adjusted for changes in the expected amounts and timing of cash flows required to discharge the provision and accreted over time to its full value. The initial recognition of, and changes to estimated future costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the expected useful life of the asset. The accretion expense is included as a finance cost in the statement of income.

(r)	Employee Benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for annual leave and accumulating sick leave is recognized in the provision for employee benefits. All other short-term employee benefit obligations are presented as payables.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(ii)	Other long-term employee benefit obligations

The liability for long service leave and annual leave which is not expected to be settled within 12 months after the end of the period in which the employees render the related service is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market assessments of the time value of money and the risks specific to the liability.

(iii)	Share based payments

Share based awards may be provided to directors and employees via a range of equity compensation plans. The fair value of all share based payments granted to employees is estimated at the grant date and recorded as an expense over the vesting period. The expense is charged to other expenses within the consolidated statement of income. For equity-settled plans, an increase in equity is recorded for this expense and any subsequent cash flows from exercises of vested awards are recorded as changes in equity. For cash-settled plans, a provision is recorded, which is measured at fair value at each reporting date with any movements in fair value being recorded in other income/expense within the statement of income. Any subsequent cash flows from exercise of vested awards are recorded as a reduction of the provision.

(s)	Share Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(t)	Dividends

Dividends on common shares are recognized in the Company’s consolidated interim financial statements in the period in which the dividends are approved by the Board of Directors of the Company.

(u)	Earnings per Share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•	The profit attributable to owners of the Company, excluding any costs of servicing equity other than common shares;

•	By the weighted average number of common shares outstanding during the financial year.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	The after income tax effect of interest and other financing costs associated with dilutive potential common shares; and

•	The weighted average number of additional common shares that would have been outstanding assuming the conversion of all dilutive potential common shares.

(v)	Borrowing Costs

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. All other borrowing costs are expensed.

(w)	Derivatives and Hedging Activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Cash flow hedges are recognized initially at fair value, and attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recognized in other comprehensive income is immediately transferred to the statement of income.

(x)	Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to an exploration project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company’s rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company’s title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortized over the estimated

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

useful life of the ore body, on a units-of-production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Where impairment indicators are present management assesses the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management’s estimate of fair value is subject to risks and uncertainties affecting the recoverability of the Company’s investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of mineral properties, deferred exploration and evaluation costs.

(y)	Accounting standards issued but not yet applied

IFRS 9 Financial Instruments—classification and measurement

International Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories; amortized cost and fair value. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through the statement of income or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return on investment, are recognized in the statement of income. However, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

4.	TRANSITION TO IFRS

The effect of the Company’s transition to IFRS, described in note 2, is summarized in this note as follows:

(i)	Transition elections

(ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

(iii)	Adjustments to the statement of cash flows

(i)	Transition elections

The Company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

As described in note 4(ii)

Cumulative translation adjustment	(g)

Business combination	(h)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

		December 31, 2010			March 31, 2010			January 1, 2010
	Notes	CGAAP	Adj	IFRS	CGAAP	Adj	IFRS	CGAAP	Adj	IFRS
		$000	$000	$000	$000	$000	$000	$000	$000	$000
ASSETS
Current assets
Cash and cash equivalents		319,476	—	319,476	120,112	—	120,112	109,130	—	109,130
Restricted cash		3,337	—	3,337	—	—	—	—	—	—
Trade and other receivables		179,984	—	179,984	165,118	—	165,118	150,273	—	150,273
Inventories		98,826	—	98,826	66,831	—	66,831	67,428	—	67,428

		601,623	—	601,623	352,061	—	352,061	326,831	—	326,831

Non current assets
Restricted cash		22,287	—	22,287	26,167	—	26,167	26,164	—	26,164
Property, plant and equipment	a, b	2,548,211	4,459	2,552,670	1,100,654	4,328	1,104,982	1,102,773	5,975	1,108,748
Exploration and evaluation asset		66,000	—	66,000	—	—	—	—	—	—
Available-for-sale assets		4,176	—	4,176	2,067	—	2,067	1,906	—	1,906

Total Assets		3,242,297	4,459	3,246,756	1,480,949	4,328	1,485,277	1,457,674	5,975	1,463,649

LIABILITIES
Current liabilities
Trade payables	c	119,715	(639)	119,076	69,177	(506)	68,671	62,504	(414)	62,090
Borrowings	d	123,209	—	123,209	120,909	—	120,909	122,568	42,443	165,011
Income tax liability		8,960	—	8,960	6,727	—	6,727	6,727	—	6,727
Derivative financial instruments	e	41,966	—	41,966	102,691	—	102,691	85,179	687	85,866
Other payables		256,236	—	256,236	270	—	270	160	—	160

		550,086	(639)	549,447	299,774	(506)	299,268	277,138	42,716	319,854

Non current liabilities
Borrowings	d	295,567	—	295,567	386,745	—	386,745	422,185	(42,034)	380,151
Future income tax liability		401,048	—	401,048	22,912	—	22,912	5,938	—	5,938
Mine rehabilitation and closure provision	a	10,500	7,267	17,767	7,632	4,619	12,251	7,504	4,639	12,143
Provisions	c	6,648	902	7,550	2,780	541	3,321	2,469	465	2,934
Derivative financial instruments	e	—	—	—	—	—	—	22,131	1,439	23,570
Other payables	c	3,222	(264)	2,958	47,270	(34)	47,236	39,737	(31)	39,706

Total Liabilities		1,267,071	7,266	1,274,337	767,113	4,620	771,733	777,102	7,194	784,296

EQUITY
Equity attributable to owners of the parent
Share capital		1,642,127	—	1,642,127	738,582	—	738,582	737,838	—	737,838
Retained earnings/(deficit)	f	194,385	(2,402)	191,983	(42,193)	334	(41,859)	(74,720)	(1,200)	(75,920)
Other reserves	b	7,384	(405)	6,979	17,447	(626)	16,821	17,454	(19)	17,435

		1,843,896	(2,807)	1,841,089	713,836	(292)	713,544	680,572	(1,219)	679,353
Non-controlling interest		131,330	—	131,330	—	—	—	—	—	—

Total Equity		1,975,226	(2,807)	1,972,419	713,836	(292)	713,544	680,572	(1,219)	679,353

Total Liabilities and Equity		3,242,297	4,459	3,246,756	1,480,949	4,328	1,485,277	1,457,674	5,975	1,463,649

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

		Year ended December 31, 2010	Three months ended March 31, 2010
Total Comprehensive Income	Notes	$000	$000
As reported under Canadian GAAP		271,152	32,530
Increase/(decrease) in net income for:
Fair value adjustment on embedded derivative	e	2,127	2,127
Change in company discount rate for Mine rehabilitation and closure accretion expense	a	86	20
Foreign exchange on net investment reclassification to foreign currency translation reserve	b	3,954	1,663
Cumulative translation adjustment	b	(7,369)	(2,274)

		(1,202)	1,536
Increase/(decrease) in other comprehensive income for:
Foreign exchange on net investments reclassified to foreign currency translation reserve	b	(3,954)	(1,663)
Cumulative translation adjustment	b	3,569	1,056

		(385)	(607)

As reported under IFRS		269,565	33,459

Explanatory Notes

(a)	Mine rehabilitation and closure provision (“Mine Rehabilitation”) and mine development impact

Under IFRS the Company is required to continually update the amount of the mine rehabilitation provision recognized for changes in the discount rate whereas under Canadian GAAP, the existing present value of the estimated provision does not require subsequent adjustment for market interest changes in the discount rates. Under Canadian GAAP discount rates were required to be credit risk adjusted whereas no such adjustment is required under IFRS.

IFRS requires that an entity review the carrying amount of a non-financial liability at each reporting date and adjust to reflect the current amount that the entity would rationally pay to settle the present obligation or to transfer it to a third party on the reporting date.

Under IFRS, constructive obligations must be considered in addition to legal obligations when determining the mine rehabilitation provision.

Under Canadian GAAP, only legal obligations are considered when determining the mine rehabilitation and closure. The addition of constructive obligation under IFRS did not have any financial impact on transition. The change in measurement of discount rates resulted in an increase to the mine rehabilitation provision and mine development on transition to IFRS.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(b)	Foreign exchange on translation of foreign operations and accumulated foreign currency translation reserve account

Canadian GAAP requires the use of the temporal method to translate the financial statements of integrated foreign operations. Under this method, monetary assets and liabilities are translated at the period end rates and all other assets and liabilities are translated at applicable historical exchange rates with the resulting exchange rate differences included in income. Under IFRS, all assets and liabilities are translated at the period end rates and the resulting exchange rate differences are recognized as a separate component of equity (foreign currency translation reserve). There is no change to the treatment of revenue and expense items under IFRS, they continue to be translated at the rate of exchange in effect at the date the transactions are recognized in income.

Under IAS 21 foreign exchange differences that arise on translation of long term loans that form part of an entity’s net investment in a foreign operation are included in other comprehensive income. Upon transition to IFRS, Equinox has identified intercompany loans in foreign operations previously classified as integrated operations that are not likely to be settled in the foreseeable future. These intercompany loans have therefore been classified as part of Equinox’s net investment in those foreign operations. The related foreign exchange differences arising on translation have been included in the foreign currency translation reserve.

IFRS 1 exemptions allow the accumulated foreign currency translation reserve to be set at zero upon conversion to IFRS. Equinox has chosen to apply this exemption, the adjustment is the reversal of the foreign currency translation reserve to zero.

(c)	Employee provisions

Under Canadian GAAP long and short term employee provisions such as restricted share units (“RSU’s”), deferred share units (“DSU’s”) and “long service leave” were classified as accounts payable if current in nature or disclosed as long term compensation or other payables if non-current. Under IFRS these items are classified as provisions in either the current or non-current section of the consolidated statement of financial position.

(d)	Long term debt

Under Canadian GAAP where a post balance date financing agreement has been entered into which results in refinancing short-term repayment obligations on a long-term basis then, subject to satisfying certain requirements, long term debt may be re-profiled to reflect the payment terms of the refinanced debt. This option is not available under IFRS. In March 2010, Equinox secured a new corporate loan facility. As a result $42.4 million of long term debt that would otherwise have been payable within 12 months of reporting date was rescheduled and therefore included in non-current long term debt as at 31 December 2009. This re-classification has been reversed under IFRS. There is no difference in the classification of long term debt under Canadian GAAP and IFRS for balance dates after the date of refinancing.

(e)	EIB embedded derivative

Certain embedded derivatives previously grandfathered under Canadian GAAP must be recognized under IFRS. Under IFRS the embedded derivative contained within the EIB concessional loan agreement is required to be recognized. The interest on the EIB loan was fixed at 5.26% per annum up to September 30, 2007 after which it converted to a variable rate that adjusted on a sliding scale directly related to the price of copper. The external factor (copper price) affecting the variable interest rate meets the definition of an embedded derivative under both Canadian GAAP and IFRS.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Under Canadian GAAP a transitional grandfathering clause (for transactions occurring pre-2004) was available to de-recognize the embedded derivative. This election was taken up by Equinox under Canadian GAAP. However this clause is not available under IFRS and the embedded derivative is required to be recognized. The EIB concessional loan and related embedded derivative have been extinguished as part of the debt refinancing which occurred in March 2010.

(f)	Retained earnings

Retained earnings reflect the prior year’s impact of the above transition adjustments.

		December 31, 2010	March 31, 2010	January 1, 2010
	Notes	$000	$000	$000
Retained earnings as reported under Canadian GAAP		194,385	(42,193)	(74,720)

IFRS adjustments increase/(decrease):
Fair value adjustment on embedded derivative	e	—	—	(2,127)
Re-profiling of long term debt	d	—	—	(429)
Change in company discount rate for Mine rehabilitation and closure accretion expense	a	307	241	222
Foreign exchange on net investment reclassification to foreign currency translation reserve	b	4,032	1,710	4,678
Cumulative translation adjustment	b, g	(6,741)	(1,616)	(3,544)

		(2,402)	335	(1,200)

Retained earnings as reported under IFRS		191,983	(41,858)	(75,920)

(g)	Cumulative translation adjustments

In accordance with IFRS transitional provisions, the Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. Accumulated other comprehensive income has been increased and retained earnings has been reduced by $2.3m.

(h)	Business combination

In accordance with IFRS transitional provisions, the Company elected to apply IFRS relating to business combinations prospectively from January 1, 2010. Equinox had elected to early adopt section 1572 “Business Combinations” effective January 1, 2010.

(iii)	Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no impact on the presentation of cash flows in the statement of cash flows.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

5.	INCOME TAXES

Income tax expense is recognized by applying management’s best estimate of the weighted average annual rate of income tax expense for the full year, which is 31.1%, to the pre tax accounting profit or loss. The tax effect of significant unusual items that arise in the interim period are not included in the determination of this average rate. Rather the tax effect of those items is measured on a standalone basis.

During the three months ended March 31, 2011 the company expensed substantial costs in connection with the withdrawn takeover offer for Lundin ($64.1m). At this point management have assessed the likelihood of recouping the associated tax losses as not probable. Accordingly the associated tax benefit has not been recognised in the interim financial statements.

6.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and Equipment	Construction in Progress	Mine Development	Total
	$000	$000	$000	$000	$000
At January 1, 2010
Cost	110,984	674,422	38,151	380,232	1,203,789
Accumulated depreciation	(9,065)	(72,593)	—	(13,383)	(95,041)

Net book amount	101,919	601,829	38,151	366,849	1,108,748

Year ended December 31, 2010
Opening net book amount	101,919	601,829	38,151	366,849	1,108,748
Additions	1,201	1,767	241,794	1,283,511	1,528,273
Transfers	31,833	42,949	(74,782)	—	—
Disposals	—	(92)	—	—	(92)
Depreciation charge	(8,954)	(44,805)	—	(27,238)	(80,997)
Foreign exchange	(2,660)	194	(796)	—	(3,262)

Closing net book amount	123,339	601,842	204,367	1,623,122	2,552,670

At January 1, 2011
Cost	141,222	719,263	204,367	1,663,744	2,728,596
Accumulated depreciation	(17,883)	(117,421)	—	(40,622)	(175,926)

Net book amount	123,339	601,842	204,367	1,623,122	2,552,670

Quarter ended March 31, 2011
Opening net book amount	123,339	601,842	204,367	1,623,122	2,552,670
Additions	—	720	38,941	40,837	80,498
Transfers	7,242	4,212	(10,950)	(504)	—
Disposals	—	(1,171)	(36)	—	(1,207)
Depreciation charge	(2,742)	(11,793)	—	(8,390)	(22,925)
Foreign exchange	3,124	24	58	(485)	2,721

Closing net book amount	130,963	593,834	232,380	1,654,580	2,611,757

At March 31, 2011
Cost	151,874	723,074	232,380	1,703,591	2,810,919
Accumulated depreciation	(20,911)	(129,240)	—	(49,011)	(199,162)

Net book amount	130,963	593,834	232,380	1,654,580	2,611,757

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

7.	BORROWINGS

The following table summarizes the Company’s borrowings:

	March 31 2011	December 31 2010
	$000	$000
Lumwana project finance facility (a)	70,918	71,535
Corporate finance facility (b)	309,142	327,498
Finance leases	17,010	19,743

Balance—end of period	397,070	418,776
Less: current portion	(122,145)	(123,209)

Total non-current borrowings	274,925	295,567

(a)	Lumwana project financing facility

In December 2006, Equinox signed a US$582.7 million senior and subordinated Project finance facility for the completion of development and construction of the Lumwana Project located in the North Western Province of the Republic of Zambia. On March 10, 2010 all tranches, except the asset backed facility, were either repaid in full from the proceeds of the Corporate Facility or rolled into the Corporate Facility.

The remaining asset backed tranche of the Project debt facility carries interest rates of LIBOR plus a margin range between 300—400 basis points. The facility has tenure of 5 years from the date of equipment delivery, with scheduled repayments that commenced in December 2007. The security for the facility includes a fixed charge over the related mining fleet equipment of Lumwana Mining Company Limited.

(b)	Corporate finance facility

On February 24, 2010, the Company signed a $400 million corporate loan facility (the “Corporate Facility”) with four leading commercial banks.

The two tranches of the facility are:

•	Term facility of US$220 million with a tenure of 3 years, an interest rate of LIBOR plus a margin of 400 basis points for the life of the loan and quarterly principal and interest repayments; and

•

Revolving credit facility of $180 million with a tenure of 5 years that the Company is allowed full repayment and/or full redraw of, up to the facility limit, over the term. The revolving facility carries an interest rate of LIBOR plus a margin of 475 basis points for the first 24 months, then 400 basis points for the duration of the loan.

The security of the Corporate Facility includes a fixed and floating charge over the assets of Lumwana Mining Company Limited plus financial guarantees from Equinox Minerals Limited and certain subsidiaries.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

8.	MINE REHABILITATION AND CLOSURE PROVISION

The Company has restoration and remediation obligations associated with its Lumwana and Jabal Sayid Mines. The following table summarizes the movements in the mine rehabilitation and closure provision:

	March 31 2011	December 31 2010
	$000	$000
Balance—start of period	17,767	12,143
Recognition of new obligation	20,875	5,186
Accretion expense	125	438

Balance—end of period	38,767	17,767

The mine rehabilitation and closure provision has been recorded as a liability at fair value at inception based on the estimated future cash flows required to settle the liability discounted at a rate that reflects the time value of money. The fair value has been calculated assuming a risk free discount rate between 0.59% and 3.75% and an inflation factor between 2.34% and 4.55%. During the quarter the mine rehabilitation and closure cost estimate was increased based on an independent review of the related closure obligations for the Lumwana Mine.

9.	OTHER PROVISIONS

	March 31 2011	December 31 2010
	$000	$000
Employee provisions	57	902
Deferred share unit	5,135	5,113
Restricted share unit	1,983	1,535

Total provisions	7,175	7,550

a)	Employee provisions

Employee provisions relates to long service leave for Australian employees.

b)	Deferred Share Unit

The Company established a Deferred Share Unit (“DSU”) Plan for its directors with each DSU having the same value as one Equinox common share.

Under the DSU Plan, effective July 1, 2007, directors can elect to receive a portion of their annual compensation in the form of DSU’s. The DSU’s vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. During the period ended March 31, 2011, 32,933 DSU’s were granted under the DSU Plan and $0.2 million was recognized as directors’ fees within general and administrative costs. Outstanding DSU’s were marked-to-market at March 31, 2011, and as a result of the increase in the market value of the Company’s shares $0.2 million was credited to the statement of income.

	Three months ended March 31, 2011		Year ended December 31, 2010
Deferred Share Units	Number	$000	Number	$000
Balance—start of period	836,826	5,113	633,230	2,469
Issued during the period	32,933	198	203,596	847
Mark-to-market fair value adjustments	—	(176)	—	1,797

Balance—end of period	869,759	5,135	836,826	5,113

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

c)	Restricted Share Units

The Company established a Restricted Share Unit (“RSU”) Plan for its employees with each RSU having the same value as one Equinox common share.

The RSU’s vest on the third anniversary of the grant date and are redeemable in cash immediately on vesting. During the period ended March 31, 2011, 772,944 RSU’s were granted under the RSU plan. The aggregate fair value of the unvested RSU’s granted and to be charged to income in future periods amounted to $6.3 million (2010: $2.2 million).

	Three months ended March 31, 2011		Year ended December 31, 2010
Restricted Share Units	Number	$000	Number	$000
Balance—start of period	812,692	1,535	661,610	—
Issued during the period	772,944	—	239,935	—
Forfeited during the period	(33,482)	—	(88,853)	—
Expense recognised during the period	—	410	—	978
Mark-to-market fair value adjustments	—	38	—	557

Balance—end of period	1,552,154	1,983	812,692	1,535

10.	OTHER PAYABLES

	March 31 2011	December 31 2010
	$000	$000
Current other payables
Royalties	26,818	46,949
Withholding tax	13,991	13,290
Customs duty	35,199	30,962
Deferred consideration	100,000	100,000
Accrued consideration	—	64,219
Other	1,081	816

	177,089	256,236
Non-current other payables
Other provisions	3,530	2,958

	3,530	2,958

Balance—end of period	180,619	259,194

(a)	Royalties, Withholding Tax and Customs Duty

There is uncertainty surrounding the application of the Development Agreement with GRZ. Under the terms of the Development Agreement certain amounts, including royalties, withholding taxes and import duties are deferred until the Lumwana debt is eliminated. Until this uncertainty is resolved the Company will measure its taxes in accordance with the enacted legislation. Following discussions and correspondence with GRZ, the Company agreed with the Zambian Revenue Authority (ZRA) in January 2011 to pay its deferred mineral royalties assessed at 3% by 30 June 2011. The Company continues to reserve its right to compensation for breach of the tax stability provisions under the Development Agreement and, by agreeing to pay deferred mineral royalties, protected itself from the ZRA assessing interest and penalties on the

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

deferred tax amount. As a result of the agreement with the ZRA and pending the outcome of further negotiations with GRZ, the Company has presented its liabilities for royalties, deferred withholding tax and deferred customs duty as current.

(b)	Deferred consideration

During the prior period Bariq, a subsidiary of Citadel, acquired the remaining 30% interest in the Jabal Sayid project. The consideration for this acquisition was $112.5 million, of which $12.5 million was paid on November 5, 2010 following Citadel shareholder approval. The balance of $100.0 million is payable on or before June 30, 2011.

(c)	Accrued consideration

At December 31, 2010 $64.2 million of cash consideration relating to the acquisition of Citadel Resource Group Limited had not been paid. This was paid in the period.

11.	SHARE CAPITAL

(a)	Authorized capital

The number of authorized common shares of the Company is unlimited.

(b)	Movement in common share capital

Date	Details	Issue Price		No. of Shares	US$’000
	Balance at December 31, 2010			860,861,977	1,642,127
January 2011	Stock options exercised			395,000	454
January 2011	Issue of shares for Citadel acquisition	C$	5.80	15,785,942	91,413
February 2011	Issue of shares for Citadel acquisition	C$	6.57	2,019,857	13,438
March 2011	Stock options exercised			175,000	403
March 2011	Issue of shares for Citadel acquisition	C$	5.55	258,100	1,446

	Balance at March 31, 2011			879,495,876	1,749,281

(c)	Stock options

Equinox established an employee Incentive Plan in June 2004 (the “Plan”). Options may be granted under the Plan to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

All options granted prior to December 2008 vest in three tranches, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant, and the final third after 24 months from the date of grant. Options granted from December 2008 vest in three

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

tranches, one third of any options granted may be exercised 12 months after the date of grant, another third during the period commencing 24 months after the date of grant, and the final third after 36 months from the date of grant. Options granted from December 2009 cliff vest after three years if the performance hurdles set have been achieved. The performance hurdles and vesting conditions are based on total shareholder return and the company’s performance compared to a peer group. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the Board of Directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at March 31, 2011:

	Outstanding Options				Exercisable Options
	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2010	13,836,044	C$	2.08	6.0	11,505,000	C$	1.89
Options issued	920,796		—	—	—		—
Options exercised	(570,000)		—	—	(570,000)		—

Outstanding at March 31, 2011	14,186,840	C$	2.35	5.8	10,935,000	C$	1.94

Available for grant at March 31, 2011	29,787,953

Stock-based compensation charged to earnings amounted to $0.4 million for the quarter ended March 31, 2011 (March 31, 2010: $0.6 million). As at March 31, 2011 the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $1.6 million (March 31, 2010: $3.6 million).

12.	EARNINGS PER SHARE

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to owners of the parent by the weighted average number of common shares in issue during the period.

	March 31 2011	December 31 2010
	000	000
Net (loss)/income attributable to owners of the parent	($21,378)	$34,063
Weighted average number of common shares in issue	873,924	707,434

Basic (loss)/earnings per share	($0.02)	$0.05

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(b)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has only one category of dilutive potential common shares being stock options. For stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined using the closing market share price of the Company’s shares at the end of the period) based on the exercise price attached to the stock options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of the stock options.

	March 31 2011	December 31 2010
	000	000
Net (loss)/income attributable to owners of the parent	($21,378)	$34,063
Weighted average number of common shares in issue	873,924	707,434
Adjustments for stock options	10,935	12,299

Weighted average number of common shares for diluted earnings per share	884,859	719,733

Diluted (loss)/earnings per share	($0.02)	$0.05

13.	DIVIDENDS

No dividends were declared or paid as at the balance sheet date and for the period then ended.

14.	ACQUISITION OF NON-CONTROLLING INTEREST

Summary of the acquisition

On December 17, 2010 (acquisition date), Equinox Minerals Limited acquired 56.03% of the issued share capital of Citadel Resource Group Limited (“Citadel”) and declared the offer free from all conditions. By December 31, 2010, Equinox had acquired 89.47% of the issued share capital of Citadel.

Between January 1, 2011 and March 31, 2011 Equinox acquired the residual 10.53% of the issued share capital of Citadel Resource Group Limited (“Citadel”), raising its equity interest to 100%, for shares and cash consideration totalling $132.7 million. Equinox recognised a decrease in non-controlling interest of $131.3 million and a decrease in equity attributable to owners of $1.3 million. The effect of changes in the ownership interest of Citadel on the equity attributable to owners of Equinox during the year is summarized as follows:

	March 31 2011	December 31 2010
	$000	$000
Carrying amount of non-controlling interests acquired	131,330	417,202
Consideration paid to non-controlling interests	(132,698)	(428,546)

Excess consideration paid recognised in the transactions with non-controlling interests reserve within equity	(1,368)	(11,344)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

15.	COMMITMENTS FOR EXPENDITURE

(a)	Lumwana Mine capital commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana town and the Lumwana Mine ongoing commitments at March 31, 2011 are:

	March 31 2011	December 31 2010
	$000	$000
Within 1 year	14,856	31,029

Total commitments	14,856	31,029

(b)	Jabal Sayid project commitments

The outstanding capital commitments of the Company relating to the construction of the Jabal Sayid Project at March 31, 2011 are:

	March 31 2011	December 31 2010
	$000	$000
Within 1 year	189,299	101,638
Between 1 and 5 years	—	5,235

Total commitments	189,299	106,873

16.	SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the senior management team.

The management team considers the business from a geographical and business unit perspective and has identified three reportable segments; mining at Lumwana, project development at Jabal Sayid, exploration in Zambia and Saudi Arabia and corporate activities in Perth and Canada. The Company’s reportable operating segments are based on strategic business units that are managed separately.

Lumwana

Equinox’s primary asset is the Lumwana mine and associated infrastructure in Zambia. In December 2008, copper sulphide production and sales commenced and the Lumwana mine was commissioned with a nameplate capacity of 20Mtpa. The ramp-up of the mine and process plant operations was successfully completed during 2010.

Jabal Sayid

In December 2010, Equinox purchased Citadel Resource Group Limited whose primary asset is the Jabal Sayid mine in Saudi Arabia which is currently under construction.

Other

Other represents the company’s corporate and exploration segments. The exploration segment includes a suite of brownfields and greenfields exploration projects in Zambia and Saudi Arabia. The corporate division is responsible for regulatory reporting and corporate administration.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

The segment information provided to the senior management team for reportable segments for the three months ended March 31, 2011 and March 31, 2010 is as follows:

	March 31, 2011
	Jabal Sayid	Lumwana	Other	Total
	$000	$000	$000	$000
Segment revenue	—	210,862	—	210,862
Adjusted EBITDA	(817)	107,361	180	106,724
Total assets	1,499,069	1,485,713	136,583	3,121,365

	March 31, 2010
	Lumwana	Other	Total
	$000	$000	$000
Segment revenue	179,863	—	179,863
Adjusted EBITDA	93,807	(4,186)	89,621
Total assets	1,415,776	69,501	1,485,277

The senior management team assesses the performance of the operating segments based on a number of measures with the primary measure being adjusted EBITDA. The adjusted EBITDA measurement basis excludes the effects of non-recurring expenditure from operating segments such as takeover transaction costs. Furthermore, adjusted EBITDA excludes the effects of share based payments and unrealized gains/losses on derivative financial instruments. Interest income and expenditure are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of the group.

A reconciliation of adjusted EBITDA to operating profit before income tax is provided as follows:

	March 31 2011	March 31 2010
	$000	$000
Adjusted EBITDA	106,724	89,621
Intersegment eliminations	(3,197)	(229)
Interest revenue	1,107	77
Finance costs	(11,900)	(8,891)
Amortization and depreciation expense	(22,707)	(15,553)
Derivative loss	(112)	(13,632)
Long term compensation expense	(688)	(356)
Take-over transaction costs—Citadel Resources Group Limited	(513)	—
Withdrawn take-over costs—Lundin Mining Corporation	(64,093)	—

Profit before income tax	4,621	51,037

17.	SUBSEQUENT EVENTS

(a)	Minmetals Resources Limited intention to make an offer to acquire Equinox

On April 3, 2011 Minmetals Resources Limited (“Minmetals”) announced its intention to offer C$7.00 per share in cash for Equinox. Following the announcement of the Barrick Offer on April 25, 2011 Minmetals announced it was withdrawing its intention to make an offer for Equinox.

(b)	Barrick Gold Corporation to make an offer to acquire Equinox

On April 25, 2011 Equinox entered into an agreement (the “Support Agreement”) with Barrick Gold Corporation (“Barrick”) pursuant to which Barrick has agreed, subject to the terms of the Support

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Agreement, to make an offer to purchase all outstanding common shares of Equinox by way of negotiated take-over bid at a price of C$8.15 per share in cash (the “Offer”). Under the terms of the Support Agreement Equinox has agreed to withdraw or terminate the Lundin Offer or allow the Lundin Offer to expire, in each case, without taking up any shares under the Lundin Offer.

(c)	Withdrawn offer for Lundin Mining Corporation

Pursuant to the Barrick Offer, Equinox withdrew its offer for Lundin Mining Corporation (the “Lundin Offer”) on April 25, 2011. The Company incurred fees associated with establishing the $3.2 billion bridge facility and the $300 million revolver facility; financial advisors’, lawyer and accountants’ fees; printing expenses and other charges in progressing the offer during the period up to the withdrawal of the offer totalling $64.1 million. These costs were expensed as withdrawn take-over costs in the consolidated statement of income for the three months ended March 31, 2011.